Registration No. 33-
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                         FORM S-3 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                      DATA TRANSMISSION NETWORK CORPORATION
              ----------------------------------------------------
             (Exact name of registrant as specified in its charter)

          Delaware                                              47-0669375
- --------------------------------                            ------------------
  (State or other jurisdiction                               (I.R.S. Employer
of incorporation or organization)                           Identification No.)


                         9110 West Dodge Road, Suite 200
                              Omaha, Nebraska 68114
                                 (402) 390-2328
- --------------------------------------------------------------------------------
               (Address, including zip code and telephone number,
                       including area code of registrant's
                          principal executive offices)

                               Mr. Brian L. Larson
                Chief Financial Officer, Secretary and Treasurer
                      Data Transmission Network Corporation
                         9110 West Dodge Road, Suite 200
                              Omaha, Nebraska 68114
                                 (402) 390-2328
- --------------------------------------------------------------------------------
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                   Copies To:
                                   ----------
                                Mr. R. Craig Fry
                           Abrahams, Kaslow & Cassman
                         8712 West Dodge Road, Suite 300
                              Omaha, Nebraska 68114
                                 (402) 392-1250

        Approximate date of commencement of proposed sale to the public:

     The securities to be registered hereby may be offered for sale as soon as practicable after the effective date of this Registration Statement in accordance with the provisions of Rule 415 and other laws applicable to shelf registrations.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 of the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ X ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                                       CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                           Proposed              Proposed Maximum
  Title of Securities            Amount to             Maximum Offering         Aggregate Offering             Amount of
   to be Registered          be Registered(2)         Price Per Share(1)             Price (1)             Registration Fee
- --------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001
par value..........           316,000 Shares                $64.25                  $20,303,000                 $7,001

================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c).

(2) The Shares to be registered pursuant to this Registration Statement shall include any additional shares into which these shares are split as a result of a stock split effected by the registrant.

                      DATA TRANSMISSION NETWORK CORPORATION
                      Cross Reference Sheet For Prospectus
                Furnished Pursuant to Rule 501 of Regulation S-K

ITEM NUMBERS & FORM S-3 CAPTION             CAPTION IN PROSPECTUS

1.    Forepart of the Registration          Facing Page; Front Cover Page
      Statement and Outside Front
      Cover Page of Prospectus

2.    Inside Front and Outside              Available Information;
      Back Cover Pages of                   Incorporation of Certain Information
      Prospectus                            by Reference; Table of Contents

3.    Summary Information; Risk             Prospectus Summary; Risk Factors
      Factors and Ratio of
      Earnings to Fixed Charges

4.    Use of Proceeds                       Not Applicable

5.    Determination of Offering             Not Applicable
      Price

6.    Dilution                              Not Applicable

7.    Selling Security Holders              Selling Stockholders

8.    Plan of Distribution                  Plan of Distribution

9.    Description of Securities             Front Cover Page; Prospectus
      to be Registered                      Summary; Risk Factors; Description
                                            of Common Stock

10.   Interests of Named Experts            None
      and Counsel

11.   Materials Changes                     Recent Developments; Pro Forma
                                            Combined Financial Statements;
                                            Index to Financial Statements

12.   Incorporation of Certain              Incorporation of Certain Information
      Information by Reference              by Reference

13.   Disclosure of Commission              Not Applicable
      Position on Indemnification
      for Securities Act Liabilities

                                   PROSPECTUS
                                   ----------

                                 316,000 Shares

                      DATA TRANSMISSION NETWORK CORPORATION

                                  Common Stock


All shares of common stock of Data Transmission Network Corporation (the "Company"), $.001 par value per share (the "Shares"), offered hereby are being sold by certain of the Company's stockholders (the "Selling Stockholders"). See "Selling Stockholders". The Shares are traded on the Nasdaq Stock Market under the symbol "DTLN." On June 4, 1996, the last reported sale price for the Shares as reported on the Nasdaq Stock Market was $68.50 per share.

See "Risk Factors" beginning on Page 8 of this Prospectus for a discussion of certain items that should be considered by prospective investors.

          ------------------------------------------------------------
          THESE  SECURITIES  HAVE NOT BEEN APPROVED OR  DISAPPROVED BY
          THE  SECURITIES   AND  EXCHANGE   COMMISSION  OR  ANY  STATE
          SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON
          THE   ACCURACY   OR  ADEQUACY   OF  THIS   PROSPECTUS.   ANY
          REPRESENTATION  TO  THE  CONTRARY  IS  A  CRIMINAL  OFFENSE.
          -------------------------------------------------------------

      This Prospectus is applicable to the public sale of Shares by the Selling Stockholders. The Shares offered hereby are being registered and will be distributed pursuant to Rule 415 of the Securities Act of 1933, as amended. The Selling Stockholders may offer or sell such Shares from time to time upon terms determined by the market or in privately negotiated transactions.


      The Company is not engaging an underwriter in connection with the shelf registration or offering of these securities. The Company will incur the expenses of the registration of the Shares offered hereby, including filing, printing, legal, accounting and miscellaneous expenses. The Selling Stockholders shall not incur the expenses of filing, printing, legal, accounting, or other expenses of issuance and distribution in connection with the registration of these Shares. However, Selling Stockholders will pay any sales commissions to the broker/dealer through whom they effect the sale of their securities.

                     This Prospectus is dated June 4, 1996.

                               PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and related notes thereto appearing elsewhere in this Prospectus. Prospective investors are urged to read this Prospectus in its entirety. See "Risk Factors" for a discussion of certain factors that should be considered carefully in evaluating an investment in the Shares.

                                   The Company

      Data Transmission Network Corporation ("DTN" or the "Company") provides a broad range of electronic news, information and communication services to business and individual subscribers across the United States and Canada. The Company is a leading provider of satellite delivered agricultural information services as well as the leading information service through which petroleum refiners in the United States of America communicate with their customers. The Company targets its services towards niche markets in which its subscribers come to rely on the timely and valuable information provided by the Company's services to manage their businesses.

      The Company's largest service offers agricultural market information and quotes, and is the market leader and largest provider of satellite delivered agricultural news and information services. The Company has recently acquired the business of its largest direct competitor, Broadcast Partners, in providing satellite delivered agricultural information. See "Recent Developments." The Company offers a variety of other basic services which provide news and information to markets including the energy industry, the financial community and automobile dealerships.

      DTN currently has over 140,000 subscriptions to its established primary services, and is continuing to develop and add new services targeting additional markets. DTN has consistently shown that it can serve relatively small niche markets profitably. The Company's dedication to customer service and ability to provide value-added services has led to a consistently high subscriber retention rate (91% for the year ended December 31, 1995) and a 17.2% compound annual growth rate in revenue per subscriber.

      DTN provides all of the equipment necessary for subscribers to receive their service. The equipment includes a receiver, color or monochrome video monitor and small 30" Ku-band satellite dish or an FM antenna. DTN also provides solutions for integrating and distributing its information over local area networks, wide area networks and the Internet.

      The Company's revenue is derived principally from: (1) subscription income from each primary service, (2) premium services, (3) service initiation income (up-front fees) received from new subscribers, (4) income from communications services (i.e., one-way messaging, e-mail), and (5) advertising income from various vendors.

      - The cost of receiving the Company's various services depends on the format chosen (i.e., monochrome or color). Customers pay for the service, which includes the use of a DTN terminal, on a monthly, quarterly or annual basis.

      - Premium services are offered to customers on an a la' carte basis, at additional charges.

      - Service initiation fees are one-time charges to new subscribers or subscribers converting to another DTN service and range from $0 to $295, depending upon the service, broadcast delivery method and sales discount programs offered.

      - The Company sells communications services, particularly in its DTNergy(R) line, which allow subscribers to cost-effectively communicate a large amount of time-sensitive information or data to many of their customers or field offices. 93% of the communication services revenue in 1995 was derived from DTNergy(R) (versus 92% in 1994) and 7% was from DTN AgDaily(R).

      - The Company sells advertising space that is interspersed among the pages of DTN's services. The Company's color graphics and audio capabilities should enhance DTN's ability to generate future advertising revenue.

      DTN obtains information from various news wires and public information and also purchases information from third party sources, some of which are contracted by the Company on an exclusive basis. Certain information received by DTN is edited by an in-house staff before transmission to subscribers. The information is delivered to its addressable subscribers primarily via Ku-band satellite (small dish). Other delivery methods, including FAX, Electronic Mail, the Internet and FM radio side band channels are also employed in order to access certain subscribers who cannot be reached directly by satellite. The Company also has the technology available to deliver some of its services via the Vertical Blanking Interval transmission within cable TV.

      The Company's strategy is to continue to identify and create information and communication services for industries demanding comprehensive time-sensitive information. The Company is continually expanding its business within existing industries it serves by developing additional services and exploring more efficient distribution channels. For example, while initially only transmitting price information from petroleum refiners to jobbers and wholesales, DTN expanded the information content of its DTNergy(R) service to include invoicing, electronic funds transfer notification and other communication services critical to the energy business. Refineries have come to rely upon DTNergy as a highly efficient, cost effective and customer service oriented product. Current releases of new services, such as the trucking industry service, have taken the DTNergy(R) concept one step further by providing two-way, interactive features.

                                 The Acquisition

      On May 3, 1996, the Company acquired substantially all of the assets of Broadcast Partners, a Delaware general partnership ("BP"), pursuant to an Asset Purchase and Sale Agreement of the same date between BP and the Company (the "Acquisition"). See "Recent Developments".

      BP was an electronic information and communications services Company headquartered in Des Moines, Iowa. Its principle business, operated under the trade name "Farm Dayta", was an agricultural market information and quotes service which competed directly with the Company's DTN AgDaily(R) service. Pursuant to the Acquisition, the Company acquired approximately 39,000 subscription agreements with BP's former subscribers in the United States and Canada who access the electronic delivery (primarily satellite) of time sensitive information and communication services using equipment acquired by the Company from BP pursuant to the Acquisition.

      The acquisition consideration given to BP consisted of $44,468,000 in cash, the Company's secured promissory note in the amount of $18,732,000 (which is part of the term loans used by the Company to finance the Acquisition as described below), and the Company's assumption of certain liabilities of BP consisting generally of trade accounts payable, accrued payroll and other accrued liabilities and certain deferred revenues incurred in the ordinary course of the business of BP. These liabilities are estimated at $9,500,000. The Company also assumed the obligations of BP under various customer contracts and assignable operating agreements and leases which become due or are to be performed after the closing of the Acquisition.

      The funds used to finance the Acquisition were obtained from (i) the Company's private placement of 316,000 shares of its common stock with the Selling Stockholders for an aggregate sales price of $15,010,000 and (ii) secured term loans in an aggregate principal amount of $48,190,000 (which includes the principal amount of the promissory note of the Company payable to BP as mentioned above) borrowed by the Company pursuant to a 1996 Term Credit Agreement dated May 3, 1996 (the "Acquisition Loan").

                                  The Offering

      The Shares offered hereby will be distributed pursuant to Rule 415 of the Securities Act of 1933 providing for a continuous offering and sale of the Shares from time to time by the Selling Stockholders. The Shares which may be offered by the Selling Stockholders were issued to the Selling Stockholders in a private placement offering by the Company on May 3, 1996. The proceeds of such private placement were used to finance, in part, the cash consideration for the Acquisition. See "Plan of Distribution". The Shares to be offered hereby shall include any additional shares into which the initial 316,000 Shares are split as a result of a stock split effected by the Company.

Certain Historical Financial Data

The Company

      The following table sets forth certain historical financial data of the Company as of and for each of the calendar years in the five-year period ended December 31, 1995. This information shall be read in conjunction with the Financial Statements and Notes thereto. See "Index to Financial Statements" and "Incorporation of Certain Documents by Reference."


                                         Summary Historical Financial Data
                             (in thousands, except per share and per subscriber data)

                                                     Years Ended December 31,
                                     --------------------------------------------------------
                                     1991        1992         1993         1994          1995
                                     ----        ----         ----         ----          ----
Income Statement Data:
 Revenues ....................   $ 21,465     $ 26,816     $ 35,993     $ 46,110     $ 62,288
 Operating income ............      2,658        2,995        2,409          695        4,343
 Net income (loss) ...........      1,426        1,351          664       (1,603)        (283)
 Net income (loss) per
    common share .............        .43          .41          .20         (.49)        (.09)
 Weighted average common
  shares and equivalents .....      3,335        3,335        3,287        3,253        3,303

Other Operating Data:
 Operating cash flow (1) .....      8,193        9,911       12,940       15,751       23,154
 Operating cash flow
  from core services (1)(2) ..      8,539       11,063       15,604       20,035       26,750
 Total subscribers at year-end       63.3         67.6         74.1         82.0         95.9
 Subscriber retention rate ...       90.0%        88.3%        88.8%        89.8%        91.0%
 Net development costs (3) ...        346        1,152        2,711        4,335        3,734
 Annual revenue per
  subscriber (4) .............        371          409          507          591          700
 Annual operating cash flow
  per subscriber (1)(4) ......        141          151          183          202          260

Balance Sheet Data
(At Period End) :
 Working capital (deficit) ...     (1,253)      (3,024)      (6,702)     (10,237)     (10,472)
 Total assets ................     30,549       38,260       57,242       71,459       92,672
 Long-term debt and
  subordinated notes .........      9,719       13,677       25,375       33,983       47,021
 Stockholders' equity ........     12,008       12,168       12,780       12,707       12,877

- --------------------------

(1) Operating Cash Flow (EBITDA) is defined as earnings before interest, taxes, depreciation and amortization. Operating Cash Flow should not be considered an alternative to net income as an indication of the Company's performance or to cash flows as a measure of liquidity. This data should not be considered as an alternative to any measure of performance or liquidity as promulgated under generally accepted accounting principles, nor should it be considered as an indicator of the Company's overall financial performance.

(2) Core services are services no longer in the initial development process and are generating positive cash flow for the Company (prior to corporate allocations less interest).

                                      - 6 -


                                       9

(3) Net development costs are defined as the sum of 1) market research activities, 2) hardware and software engineering, research and development and 3) the negative operating cash flow (prior to corporate allocations plus interest) of new services.

(4)   This calculation is based upon average subscribers for the years included.

BROADCAST PARTNERS

      BP, like DTN, was an information and communications services Company generally engaged in the business of communicating information via satellite to its more than 39,000 subscribers who were located throughout the United States and Canada. The services of BP competed directly with the Company's DTN AgDaily(R) agricultural market information and quotes service. DTN acquired substantially all of the assets of BP on May 3, 1996.

                                            Broadcast Partners
                                      Summary Historical Financial Data
                                               (in thousands)



                                                 Years Ended August 31,
                                 --------------------------------------------------
                                 1991         1992       1993        1994       1995
                                 ----         ----       ----        ----       ----

Statement of Operations Data:
  Revenues ................   $  1,655    $  5,303    $  9,003    $ 14,830    $ 20,025
  Operating income (loss) .     (2,367)     (3,026)     (2,941)     (1,254)      1,279
  Net income (loss) .......     (2,611)     (3,325)     (3,326)     (1,871)        228

Balance Sheet Data
At Period End:
  Working Capital (deficit)   $ (3,077)   $ (6,827)   $ (3,588)   $ (2,280)   $ (3,855)
  Total Assets ............      8,538      16,806      22,606      31,333      37,720
  Long-term debt and
    subordinated notes ....        777        --         8,892      18,453      20,007
  Partners' Equity ........      3,014       6,064       5,738       3,867       4,095

                                  RISK FACTORS

         The Shares offered hereby involve certain risks and prospective investors should carefully consider, among other factors, the following matters before purchasing the securities registered in this offering.

         1. INCREASED INDEBTEDNESS. As a result of the Acquisition and the Acquisition Loan the Company significantly increased the amount of its long-term debt. Accordingly, the Company's fixed charges will require a greater percentage of available cash flow. The degree to which the Company is leveraged could have important consequences to holders of the Shares, including the following: (i) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of the principal of and interest on indebtedness; (ii) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, product development costs or general corporate purposes may be limited; (iii) the Company's ability to pay dividends is and will be limited by the covenants and other terms of the financing agreements of the Company, including the Acquisition Loan, the bank credit facility agreement and the subordinated note agreement; (iv) the agreements governing the Company's long-term indebtedness contain certain restrictive financial and operating covenants; and (v) the Company could be more sensitive to a downturn in general economic conditions or in the agricultural industries.

         2. CERTAIN RISKS ASSOCIATED WITH THE ACQUISITION. There is no assurance that following the Acquisition the Company can successfully integrate the business of BP into its business or that economies of scale from the combination of these businesses will be achieved to the extent anticipated or at all. The approximately 39,000 subscriber contracts of BP assumed by the Company pursuant to the Acquisition generally will be terminable by the subscribers within one year or sooner. Although the Company has consistently maintained subscriber annualized retention rates of 88% or above (91% for 1995; see "Business-Retention"), there is no assurance that the acquired subscribers will continue their contracts when they come up for renewal. The increased business operations of the Company as a result of the Acquisition and its rapid expansion in the past several years will place significant demands on its administrative, operational and financial resources. The Company's future performance and profitability will depend in part on its ability to successfully integrate the business of BP into its own.

         3. NEW TECHNOLOGY. The business of the Company is subject to the continuous changes in technology which affect the methods by which information is distributed to the public. Although the Company is unaware of any new technology which is likely to replace its present electronic delivery systems and equipment at a competitive price, new developments in electronic hardware capabilities and in data distribution technologies could cause the Company's electronic delivery systems and equipment to become obsolete or economically inefficient or less attractive when compared to available alternatives. However, the improvement and enhancement (and subsequent lower prices) of some delivery technologies such as cable and fiber optics may provide the Company with economic alternatives to it's current primary delivery method, satellite.

         4. NEED FOR FUTURE FINANCING. Along with projected internally generated funds (including funds generated from the assets acquired in the Acquisition) and its present bank credit facility, the Company's financing to date is believed to be sufficient for the Company's operating requirements. However, the Company could be required to seek additional financing if its rate of subscription growth significantly exceeds that experienced during the past twelve months (not including the subscription growth as a result of the Acquisition). There is no assurance that such financing, if required, could be obtained or that such additional financing will be available on favorable terms.

         5. LIMITED SOURCE OF SUPPLY. The Company currently contracts for the manufacture of its receiver equipment from MidWestern Electronics. While there are other sources of manufacturing, an interruption in the delivery of the equipment could be costly to the Company. The manufacturer, MidWestern Electronics, has a disaster recovery plan in place so the supply of receiver equipment should not be interrupted for any extended period of time. In case of a disaster, the Company's revenue stream is protected by $1,000,000 of business interruption insurance. The companies policy is to have a 30 day supply of receivers in inventory which should minimize the effects of any interruptions in supply.

         6. COMPETITION. The Company operates in a highly competitive environment, competing with information and communication services utilizing various types of electronic media including satellite delivery, TV cable delivery, the Internet, electronic bulletin boards, television, radio, cellular, and telephone communications. In addition to the various electronic information publishers, the Company competes with print media and "old information gathering habits". Many of the Company's actual and potential competitors have substantially greater resources than the Company.

         7. CONTROL BY AFFILIATES. The current executive officers and directors of the Company and stockholders who beneficially own 5% or more of the outstanding Shares together with their respective affiliates, beneficially own approximately 46% of the Shares outstanding (approximately 50% assuming the exercise of all options exercisable by them on May 1, 1996).

         8. DEPENDENCE ON KEY PERSONNEL. The Company is highly dependent on the efforts of its senior management team, particularly Roger Brodersen, Chief Executive Officer, Greg Sloma, President and Chief Operating Officer, Robert Herman, Senior Vice President, and Roger Wallace, Senior Vice President. The loss of the services of any of these individuals could have a material adverse effect on the Company.

         9. EFFECT OF AN ADVERSE AGRICULTURAL ECONOMY. As a result of the Acquisition, approximately 114,000 of the Company's 140,000 total subscribers will be subscribing to information services directed at agribusinesses. Consequently, a significant downturn in the agricultural economy could have an adverse effect upon the business of the Company.

                               RECENT DEVELOPMENTS

         On May 3, 1996, the Company acquired substantially all of the assets of BP pursuant to an Asset Purchase and Sale Agreement of the same date between the Company and BP. The primary business of BP was providing time-sensitive information and communication services to agricultural producers via a satellite delivery system.

         The assets of BP acquired by the Company include all of the tangible and intangible property necessary to serve the customers of BP (including all satellite "dishes", satellite receivers, data boxes, phone modems, video monitors, cables, and transmission system hardware and software), its current assets, its service agreements with customers, its operating contracts (including agreements with information suppliers and joint venture partners), its operating leases, its trademarks and service marks and the goodwill of its business. The Company intends to continue to use the physical assets acquired from BP for the same purpose.

         The acquisition consideration given to BP consisted of $44,468,000 in cash, the Company's secured promissory note in the amount of $18,732,000 (which is part of the Acquisition Loan), and the Company's assumption of certain liabilities of BP consisting generally of trade accounts payable, accrued payroll and other accrued liabilities incurred in the ordinary course of the business of BP. These liabilities are estimated at $9,500,000. The Company also assumed the obligations of BP under various customer contracts and assignable operating agreements and leases which become due or are to be performed after the closing of the Acquisition.

         As part of the Acquisition, the Company entered into separate service agreements with each of the parent companies of the three partners of BP, pursuant to which the Company will sell to such companies communication services over the Company's satellite broadcast systems (including the broadcast system acquired from BP). In addition, for additional consideration of $300,000 in the aggregate, the Company will receive non-competition agreements from BP and the parent companies of its partners if the Company repays in full before December 31, 1997, the promissory note payable to BP as mentioned above.

         The funds used to finance the Acquisition were obtained from (i) the Company's private placement of shares of its common stock with the Selling Stockholders for an aggregate sales price of $15,010,000 and (ii) the Acquisition Loan in an aggregate principal amount of $48,190,000 (which includes the principal amount of the promissory note of the Company payable to BP as mentioned above). The Acquisition Loan provides for the unpaid principal amount to accrue interest through June 30, 1999, at the rate of 8.25% per annum and thereafter, at the rate per annum which is two percent above the 3-year treasury note rate in effect on such date. The principal amount of the Acquisition Loan is to be repaid in 72 equal monthly installments beginning January 31, 1997. The total amount of all unpaid principal and accrued interest thereunder shall be due and payable no later than December 31, 2002.

         The Acquisition Loan requires the Company to maintain total stockholders' equity of at least $23,500,000 during the term of the loan. In the event of default, interest shall accrue on the entire outstanding principal and interest at a fluctuating rate equal to the rate in effect from time to time with respect to the Company's revolving credit plus four percent (4%).

         Pursuant to the Acquisition Loan, the Company is to maintain a ratio of total borrowings (excluding long-term subordinated debt) to stockholders' equity (including existing long-term subordinated debt) (the "Ratio") of less than 3.0 to 1. In the event the Ratio exceeds 3.0 to 1, any term note under the Acquisition Loan or the Company's senior loan agreement (described below) accruing interest at less than seven and one-half percent (7.5%) is included in a "Trigger Event". The Company is obligated to pay the holders of such term notes a fee of three-eighths of one percent (.375%) of the outstanding balance of the notes as of the preceding day, on the six month anniversary and the twelve month anniversary of the "Trigger Event".

         Pursuant to the Acquisition Loan, the Company shall not permit the sum of the total borrowings under the Acquisition Loan and the senior loan agreement to exceed forty-eight times its operating cash flow (operating income before depreciation and amortization expense) or exceed 350% of its net worth (defined to include long-term subordinated debt). Additionally, total debt outstanding (including existing long-term subordinated debt) is limited to sixty times its operating cash flow.

         The Company also is required to maintain a ratio of quarterly operating cash flow (as defined above) to interest expense also of at least 2.25 to 1.0. Pursuant to the Acquisition Loan, the Company is permitted to pay cash dividends in any one year, which are, in the aggregate, less than 25% of the Company's net operating profit after taxes in the previous four quarters. However, the Company's agreement with its subordinated debt holders currently precludes it from paying cash dividends.

         The Company currently has a senior loan agreement with a group of seven regional banks (the "senior loan agreement"). The senior loan agreement, which expires June 30, 1996, unless extended, provides for a total commitment of up to $34,500,000 in borrowings. As of May 31, 1996, $33,000,000 of the total commitment had been borrowed. The Company is currently in negotiations with its current bank group and certain other banks to increase the senior loan agreement commitment for the period of June 30, 1996 to June 30, 1997.

                     PRO FORMA COMBINED FINANCIAL STATEMENTS

         The pro forma combined financial statements of the Company have been prepared to give effect to (1) the Acquisition, (2) the Acquisition Loan, and
(3) the sale of 316,000 Shares in a private placement at $47.50 per share (for aggregate net proceeds of $15,010,000). These pro forma combined financial statements have been derived from, and should be read in conjunction with, the historical financial statements and related notes of the Company and BP contained herein. See "Index to Financial Statements". The Pro Forma Combined Balance Sheet assumes that the Acquisition, the Acquisition Loan and the sale of Shares pursuant to the private placement occurred as of March 31, 1996. The Pro Forma Combined Statements of Operations assume that all such transactions occurred on January 1, 1995.

         The pro forma adjustments are based on available financial information and certain estimates and assumptions. Therefore, it is likely that actual results will differ from the pro forma adjustments. Management of the Company believes that any differences between the actual results and the pro forma adjustments will not have a material effect on the pro forma combined financial statements as presented herein.

         THE FOLLOWING UNAUDITED PRO FORMA FINANCIAL DATA ARE PRESENTED FOR INFORMATIONAL PURPOSES ONLY AND ARE NOT NECESSARILY INDICATIVE OF THE RESULTS THAT ACTUALLY WOULD HAVE OCCURRED HAD THE ACQUISITION, THE ACQUISITION LOAN AND THE SALE OF SHARES BEEN CONSUMMATED ON THE DATES INDICATED OR THE RESULTS THAT MAY OCCUR OR BE OBTAINED IN THE FUTURE.

                                                             PRO FORMA COMBINED
                                                                BALANCE SHEET
                                                               March 31, 1996

                                                                                     Pro Forma
                                                          DTN            BP         Adjustments        Pro Forma
                                                     ------------   ------------  --------------     -------------
ASSETS
Current Assets:
  Cash ...........................................   $    210,182   $    111,287  $    (65,000)  b    $    256,469
  Accounts receivable ............................      6,077,342      3,454,747          --             9,532,089
  Inventory ......................................              -      4,205,887    (4,205,887)  c               -
  Prepaid expenses ...............................        744,878        148,152          --               893,030
  Deferred commission expense ....................      2,505,037              -       490,000   a       2,995,037
                                                     ------------   ------------  ------------       -------------
     Total Current Assets ........................      9,537,439      7,920,073    (3,780,887)         13,676,625

Property and Equipment, net ......................     82,822,359     28,095,122    10,139,185   d     121,056,666

Intangible Assets, net ...........................      4,555,840        371,747    34,920,580   a      39,848,167

Other Assets, net ................................      2,037,518              -        65,000   b       2,102,518
                                                     ------------   ------------  ------------       -------------
Total Assets .....................................   $ 98,953,156   $ 36,386,942  $ 41,343,878        $176,683,976
                                                     ============   ============  =============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:
  Accounts payable ...............................   $ 10,296,274   $  1,749,817  $          -        $ 12,046,091
  Accrued expenses ...............................      2,120,870      1,740,393     4,037,000   e       7,898,263
  Current portion of long-term debt ..............      8,010,416         27,300     1,993,117   a, f   10,030,833

     Total Current Liabilities ...................     20,427,560      3,517,510     6,030,117          29,975,187

Revolving Debt ...................................     28,000,000     15,612,500   (15,612,500)  a      28,000,000
Long-Term Debt ...................................     10,015,624              -    46,469,583   f      56,485,207
Subordinated L-T Notes, net ......................     14,503,915      6,500,000    (6,500,000)  a      14,503,915
Equipment Deposits ...............................        529,318              -             -             529,318
Unearned Revenue .................................     12,716,530      6,703,610             -          19,420,140

Stockholders' Equity:
  Common stock ...................................          3,375              -           316   g           3,691
  Paid-in-capital ................................     14,422,689     15,000,000         9,684   g      29,432,373
  Retained earnings/(deficit) ....................       (814,229)   (10,946,678)   10,946,678   g        (814,229)
  Treasury stock .................................       (851,626)             -             -            (851,626)
                                                    -------------    ----------    -----------        ------------
     Total Stockholders' Equity ..................     12,760,209      4,053,322    10,956,678          27,770,209


Total Liabilities & Stockholders' Equity .........   $ 98,953,156   $ 36,386,942  $ 41,343,878        $176,683,976
                                                     ============    ============ ============        ============

See accompanying notes to Pro Forma Combined Balance Sheet.

                    Notes to Pro Forma Combined Balance Sheet
                                 March 31, 1996

(a) Adjustment to the net assets of BP to reflect fair values under purchase accounting and assets and liabilities not acquired are as follows:

         Purchase Price                                                         $63,200,00
         Net assets of BP at March 31, 1996                      4,053,322
         BP assets and liabilities not acquired:
                  Intangible assets                               (371,747)
                  Revolving/term debt                           15,639,800
                  Subordinated notes                             6,500,000
                                                                -----------
                  BP net assets acquired at March  31, 1996     25,821,375

         Purchase accounting adjustments:
                  Adjustment to deferred commissions to
                    conform to accounting policy of Company        490,000
                  Subscriber equipment to fair value             5,933,298
                  Non-competition agreement                       (300,000)
                  Accrual of acquisition related closing costs  (3,887,000)
                  Accrual of direct acquisition costs             (150,000)
                                                                -----------
                                                                 27,907,673      27,907,673
                                                                ------------    -----------
         Excess of purchase price over net assets acquired                      $35,292,327
                                                                                -----------

(b) Adjustment to reflect the cash used to pay $65,000 for the debt finance fees required in acquiring the debt used to pay part of the transaction price.

(c)      Adjustment  to  reflect  the   reclassification  of  $4,205,887  in  BP
         Subscriber inventory to property and equipment to conform with the Company's presentation.

(d) Adjustments to reflect the fair value of property and equipment acquired:

                  Subscriber equipment to fair value                            $ 5,933,298
                  BP subscriber equipment previously classified in inventory      4,205,887
                                                                                -------------
                                                                                $10,139,185
                                                                                =============

(e)      Adjustment to reflect the following:

                  Accrual of acquisition related closing costs                  $ 3,887,000
                  Accrual of direct acquisition costs                               150,000
                                                                                -------------
                                                                                $  4,037,000
                                                                                =============

(f) Adjustment to reflect the acquisition loan of $48,490,000 that was used to pay in part the purchase price.

(g) The pro forma adjustment reflects the elimination of the BP capital accounts and the issuance of 316,000 Common Shares in a private placement for aggregate net proceeds of $15,010,000, all of which was used to pay in part the purchase price.



                                                             PRO FORMA COMBINED
                                                           STATEMENT OF OPERATIONS
                                                        Year Ended December 31, 1995


                                                                                            Pro Forma
                                                          DTN                 BP           Adjustments              Pro Forma
                                                   --------------      --------------   ----------------         ---------------

REVENUES
  Subscriptions............................       $    42,126,332    $    17,760,483   $              -        $     63,886,815
  Additional services......................             3,917,631          1,016,237                  -               4,933,868
  Communication services...................             6,864,275                  -                  -               6,864,275
  Advertising..............................             2,022,440          1,377,343                  -               3,399,783
  Service initiation fees..................             3,357,311          1,576,835                  -               4,934,146
                                                   --------------      --------------   ----------------         ---------------
                                                       62,287,989         21,730,898                  -              84,018,887

EXPENSES

  Selling, general & administration........            33,827,282         11,572,643         (3,712,000)      a      41,687,925
  Sales Commissions........................             5,306,305          1,149,471           (232,000)      b       6,223,776
  Depreciation & Amortization..............            18,811,150          7,631,395          4,427,000       c      30,869,545
                                                   --------------      --------------   ----------------         ---------------
                                                       57,944,737         20,353,509            483,000              78,781,246
                                                   --------------      --------------   ----------------         ---------------

OPERATING INCOME...........................             4,343,252          1,377,389           (483,000)              5,237,641

  Interest expense.........................             4,798,112          1,270,737          3,941,000       d      10,009,849
  Other income, net........................                57,784             38,776                  -                  96,560
                                                   --------------      --------------   ----------------         ---------------

INCOME (LOSS) BEFORE INCOME
 TAXES.....................................              (397,076)           145,428         (4,424,000)             (4,675,648)

  Income tax benefit.......................              (114,000)                 -         (1,569,000)      e      (1,683,000)
                                                   --------------      --------------   ----------------         ---------------

NET INCOME (LOSS)..........................       $      (283,076)   $       145,428   $     (2,855,000)        $    (2,992,648)
                                                   ==============     ===============   ================         ===============

EARNINGS (LOSS) PER SHARE..................       $         (0.09)                                              $         (0.83)
                                                   ==============                                                ===============

Weighted Average Number of Shares
 Outstanding...............................             3,302,864                               316,000       f       3,618,864
                                                   ==============                       ================         ===============



See accompanying notes to Pro Forma Statement of Operations.

               Notes to Pro Forma Combined Statement of Operations
                      For the Year Ended December 31, 1995


(a) The pro forma combined statement of operations reflects efficiencies anticipated due to the integration of similar operations and are based on certain assumptions and estimates which management believes are reasonable under the circumstances. Expense reductions include:

         - Salaries, incentive compensation and related payroll tax and benefits of $1,981,000 based on BP employees not hired as well as the related travel costs of $350,000.

         -        Selling and marketing  costs by $286,000 for expenses such as:
                  1) duplicate show attendance 2) ad agency services not utilized by Company and 3) printed materials used for attracting the same customer.

         - Quotes, news and information costs by $42,000 incurred by duplicated sources.

         - General office telephone, supplies and professional fees by $433,000 to reflect the elimination of duplicate costs.

         - Adjustment to costs of $620,000 related to unfavorable BP operating expenses as a result of the acquisition, such as: 1) lease agreements and 2) other contractual obligations.

(b) Commission expense reduction of $232,000 to reflect the recognition of commission expense under the same policy utilized by the Company.

(c) Increase depreciation and amortization due to goodwill and the fair value increase to equipment as a result of the acquisition. Goodwill is being amortized over eight years and equipment is being amortized over five years.

(d) Increase in interest expense due to addition of $48,490,000 in long-term debt and amortization of debt issue costs as a result of the acquisition.

(e) Increase income tax benefit due to net loss created from pro forma adjustments stated above, calculated at the current provision rate of 36%.

(f)      Increase in weighted  average number of shares  outstanding  due to new
         shares  issued  in  a  private   placement  in   connection   with  the
         acquisition.



                                                             PRO FORMA COMBINED
                                                           STATEMENT OF OPERATIONS
                                                  For The Three Months Ended March 31, 1996


                                                                                      Pro Forma
                                                       DTN               BP          Adjustments         Pro Forma
                                                   -----------     ------------     -------------       ------------
REVENUES

  Subscriptions............................       $ 14,084,778    $   4,896,343    $           -       $ 18,981,121
  Additional services......................          1,140,724          287,818                -          1,428,542
  Communication services...................          1,999,112                -                -          1,999,112
  Advertising..............................            668,967          520,331                -          1,189,298
  Service initiation fees..................          1,219,436          446,515                -          1,665,951
                                                   -----------     ------------     -------------       ------------
                                                    19,113,017        6,151,007                -         25,264,024

EXPENSES

  Selling, general & administration........         10,702,963        2,936,173         (948,000)   a    12,691,136
  Sales Commissions........................          1,907,571          222,877           30,000    b     2,160,448
  Depreciation & Amortization..............          5,745,528        2,190,606          824,000    c     8,760,134
                                                   -----------     ------------     -------------       ------------
                                                    18,356,062        5,349,656          (94,000)        23,611,718
                                                   -----------     ------------     -------------       ------------

OPERATING INCOME                                       756,955          801,351           94,000          1,652,306

  Interest expense.........................          1,345,245          448,498           905,000   d     2,698,743
  Other income, net........................             30,299            7,046                 -            37,345
                                                   -----------     ------------     -------------       ------------

INCOME (LOSS) BEFORE INCOME
 TAXES.....................................           (557,991)         359,899          (811,000)       (1,009,092)

  Income tax benefit.......................           (201,000)               -          (162,000)  e      (363,000)
                                                   -----------     ------------     -------------       ------------

NET INCOME (LOSS)..........................       $   (356,991)   $     359,899   $      (649,000)     $    (646,092)
                                                   ===========     ============     =============       ============

EARNINGS (LOSS) PER SHARE..................       $      (0.11)                                        $       (0.18)
                                                   ===========                                          ============

Weighted Average Number of Shares
 Outstanding...............................          3,323,615                            316,000   f      3,639,615
                                                   ===========                      =============       ============








See accompanying notes to Pro Forma Combined Statement of Operations.

               Notes to Pro Forma Combined Statement of Operations
                    For the Three Months Ended March 31, 1996

(a) The pro forma combined statement of operations reflects efficiencies anticipated due to the integration of similar operations and are based on certain assumptions and estimates which management believes are reasonable under the circumstances. Expense reductions include:

         - Salaries, incentive compensation and related payroll tax and benefits of $469,000 based on BP employees not hired as well as the related travel costs of $127,000.

         -        Selling and  marketing  costs by $71,000 for expenses such as:
                  1) duplicate show attendance 2) ad agency services not utilized by Company and 3) printed materials used for attracting the same customer.

         - Quotes, news and information costs by $11,000 incurred by duplicated sources.

         - General office telephone, supplies and professional fees by $115,000 to reflect the elimination of duplicate costs.

         - Adjustment to costs of $155,000 related to unfavorable BP operating expenses as a result of the acquisition, such as: 1) lease agreements and 2) other contractual obligations.

(b) Commission expense addition of $30,000 to reflect the recognition of commission expense under the same policy utilized by the Company.

(c) Increase depreciation and amortization due to goodwill and the fair value increase to equipment as a result of the acquisition. Goodwill is being amortized over eight years and equipment is being amortized over five years.

(d) Increase in interest expense due to addition of $48,490,000 in long-term debt and amortization of debt issue costs as a result of the acquisition.

(e) Increase income tax benefit due to net loss created from pro forma adjustments stated above, calculated at the current provision rate of 36%.

(f)      Increase in weighted  average number of shares  outstanding  due to new
         shares  issued  in  a  private   placement  in   connection   with  the
         acquisition.

                                    BUSINESS

                                     General

         DTN delivers a broad range of news and information services targeted at niche markets in the United States and Canada. The Company is a leader in the electronic satellite delivery of their information and communication services to those niche markets. The Company's subscribers are businesses and individuals that rely upon timely information at an affordable cost to manage their business operations. DTN's business strategy of emphasizing customer service to build subscriber loyalty has led to a consistently high subscriber retention rate (91% for the year ended December 31, 1995).

         DTN's information comes from various news wires, public information and information purchased from third party sources, some of which are under contract with the Company on an exclusive basis. The Company maintains in-house news staff to edit certain information before it is transmitted to subscribers. The news and information is delivered to subscribers primarily via Ku-Band satellite (small dish) transmission. Other delivery methods include FM radio side band channels, TV cable, FAX, E-Mail and the Internet. DTN provides each subscriber with a receiver specifically built for the Company, as well as a monitor and antenna.

         The Company's revenue is derived primarily from five categories: (1) monthly, quarterly or annual subscriptions, (2) optional service subscriptions,
(3) communication services, (4) advertising and (5) service initiation fees.

         The percentage of total revenue for each category over the last three fiscal years was:

                              1993           1994            1995
                              ----           ----            ----
Subscriptions                  72%            73%             74%
Optional Service                7%             8%              6%
Communication Service           9%            10%             11%
Advertising                     5%             4%              3%
Service Initiation Fees         7%             5%              6%

         DTN subscribers are charged monthly subscription rates of between $27.00 and $160.00, depending on the service and delivery technology utilized.

         Optional services are offered to subscribers on an "a la carte basis", similar to premium channels on cable TV. The information for these services is primarily provided by a third party with DTN receiving a share of the subscription revenue paid by the subscriber. Optional services revenue continues to grow but has decreased as a percentage of total revenue primarily due to the growth in subscription revenue.

         In addition to subscription fees described above, the Company sells communication services to companies that allows them to cost-effectively communicate a large amount of time-sensitive information to DTN subscribers. This category includes revenue generated from FAX and E-Mail services.

         The Company sells advertising space interspersed among the pages of news and information, similar to a newspaper or magazine. The advantage of an electronic advertisement over typical print media is the time-sensitive delivery of the ad, as well as the ability to change the advertising message quickly and as frequently as market conditions dictate. Advertising revenue continues to grow but has decreased as a percentage of total revenue primarily due to the growth in subscriptions revenue.

         Service initiation fees are one-time charges to new subscribers which vary in amount depending on the service and the information distribution technology. DTN also charges an initiation fee for those subscribers who convert to another service (ie: from a monochrome FM to a Ku color service).

         DTN currently has over 140,000 subscribers to its services, and is continuing to develop and add new services targeting additional markets. The Company also continues to invest in the enhancement and development of its delivery technology, in order to take advantage of the engineering and software advancements in the electronic delivery of information and communications services.

         The table below sets forth a summary of the industries and niche markets the Company currently serves and the number of subscribers and revenues from each of such industries.

                                                 Subscribers (Thousands)                  Revenues (Millions)
                                             ------------------------------        -------------------------------
  Industry           Niche Market Served     1993         1994         1995        1993          1994         1995
 --------           -------------------      ----         ----         ----        ----          ----         ----
Agribusiness     - Production Agriculture    61.7        67.1          77.4        $27.0         $33.7        $45.0
                 - Ag Commodity
                   Wholesaler/Broker and
                   Trader
                 - Ag Equipment Dealers
                 - Weather Impacted Business

Financial        o Financial Planners,        7.7         8.8          9.6           4.1           5.1          6.1
Services           Brokers and Individual
                   Investors

Energy           o Refiners and Wholesalers   5.8         6.7          7.1           4.9           7.2          9.9
Services           of Petroleum Products

Other            o Automobile Dealers
                 o Truck and Load Matchers
                 o Miscellaneous                -          .5          2.8            .1            .1          1.2
                                             -----       ----         ----          ----           ---         ---

TOTAL                                        75.2(1)     83.1(1)       96.9(1)     $36.1         $46.1        $62.2
                                             ====        ====          ====         ====          ====         ====

- ------------------
(1) These figures count subscribers receiving multiple services for each primary service received as reported consistently with prior filings with the Securities and Exchange Commission.

BUSINESS STRATEGY

         The Company has demonstrated an ability to execute its strategy of identifying and creating services for niche markets. The recent introduction of DTN Weather Center is an example of identifying a new industry and creating an information service to fill a need for time-sensitive information. Through extensive research, the Company identified the need for "Real-time" weather at an affordable cost. Initial marketing efforts have indicated promising results from a number of weather-impacted businesses, including construction, aviation, golf/turf managers, emergency management agencies, departments of transportation and government agencies of all sizes.

         In 1995 the Company acquired 2,900 real-time commodity customers from Knight-Ridder Financial, Inc. and approximately doubled the number of customers to their Real-Time Commodity product, now called DTNstant(R)/Knight-Ridder. The companies' strong commitment to outstanding customer service and desire to expand the real-time product were the catalyst to this acquisition.

         The Company believes DTNergy(R) is the business model to emulate as it executes its growth strategy. After identifying the opportunity to serve the petroleum industry, the Company developed an affordable and efficient product to satisfy the need for time-sensitive information. While initially only transmitting price information from petroleum refiners to their jobbers and wholesales, DTN's customer service expanded the information content to include invoicing, electronic funds transfer notification and other information critical to the energy business. Refineries have come to rely upon DTNergy(R) as a highly efficient, cost-effective and customer service oriented product.

         The Acquisition will increase DTN's agricultural-related subscribers to over 114,000. DTN believes that this will create a subscriber base (much like DTNergy(R)) which will attract business from companies which desire to market their products and services to those subscribers. The Acquisition demonstrates the Company's execution of its growth strategy of expanding and servicing existing markets.

INDUSTRIES, SERVICES AND MARKETS

Agribusiness Industry

         The DTN services targeted at the agribusiness industry accounted for 80% of the subscribers and 72% of the revenue of the Company for 1995. The table below sets forth information regarding the DTN services targeted to agribusiness markets.

                                                                                         1995           1995
Market                                                                                Subscribers      Revenue
Entry            Service               Description              Market                (thousands)     (millions)
- -----            --------------        -----------------        -----------------     -----------     ----------
1984             DTN AgDaily(R)        Agricultural             Farmers,                   67.6          $35.7
                                       market information       Livestock
                                       delayed Commodity        Producers, Grain
                                       quotes, weather          Elevators, other
                                       and crop analysis        Agribusinesses.

1994             DTN Pro-SeriesSM      Advanced weather,        Same as AgDaily             (1)           (1)
                                       charts, Intraday
                                       analysis, and
                                       equity information

1993             DTNstant(R)           Real-time version        Large Ag                    5.4            6.5
                 Knight-Ridder         of DTN AgDaily           Producers, Grain
                                       with expanded news       Elevators,
                                                                Commodity Brokers

1993             DTN IronSM            Equipment locator        Agricultural                 .8             .8
                                       and inventory            Equipment Dealers
                                       management for farm
                                       implement dealers

1994             DTN ProduceSM         Weather, prices,         Growers, shippers,          1.4            1.0
                                       transportation and news  packers, brokers,
                                       for produce businesses   retailers, institutions

1995             DTN Weather CenterSM  Advanced weather         Golf courses,               2.2            1.0
                                       information service      construction,
                                                                emergency manage-
                                                                ment, aviation,
                                                                public works, etc.
                                                                                          -----          -----
TOTAL                                                                                     $77.0          $45.0
                                                                                          =====          =====

- ------------------------

(1) Included in DTN AgDaily.

DTN AG DAILY SERVICE

         The Company's first service, DTN AgDaily, remains its largest service.

         All  Agribusiness  Industry  subscriptions  are primarily sold by DTN's employee sales force of district sales representatives as well as by independent, commission-only sales representatives. The Company obtains leads for the employee sales force through telemarketing, direct mail, print media advertising, and customer referrals. The price of the monochrome FM service is $27.00 per month, $33.00 per month for monochrome Ku service, and $50.00 per month for color Ku service.

         The biggest competitors to this service are considered by DTN to be the combination of printed advisory services, radio, television, telephone, other satellite information services, on-line services, and the changing of old information gathering habits.

         The addition of approximately 39,000 subscribers from the Acquisition (in addition to DTN's existing subscription base of 67,200) enhances the marketability of communication services and advertising, and provides an attractive communication path for companies marketing products and information to "America's best" agricultural producers.

         The combined subscribers of DTN and BP produce a significant percentage of total U.S. agricultural production. The table below sets forth approximations of the total acres of certain crops farmed in the United States by the combined subscribers, the total head of certain livestock fed in the United States by the combined subscribers, and the corresponding percentages of total United States production.

                                        Total Acres              % of Total
                                         Farmed by              United States
                  Crop                 Subscribers (1)            Acres(2)
     ------------------------------    ---------------          -------------
     Corn..........................       34,721,000                50%
     Soybeans......................       27,488,000                45%
     Sorghum.......................        4,180.000                38%
     Wheat.........................       20,767,000                32%


                                        Total Head Fed        % of Total
                 Livestock             by Subscriber(1)   U.S. Livestock Fed(2)
     ------------------------------    ----------------   ---------------------
     Hogs..........................       47,326,000                68%
     Cattle........................       25,902,000                57%

(1) With respect to DTN subscribers, these figures were derived from questionnaires completed by the subscribers upon becoming initial subscribers of DTN or upon updated questionnaires should the subscribers convert to other DTN services. With respect to BP subscribers, these figures were derived from surveys conducted by a group of agricultural businesses consisting of Pioneer Hi-Breds International, Case International, Farm
         Progress, Purina and American Cyanamid.

(2) These percentages are determined based upon comparisons of the DTN and BP subscriber data with data published by the U.S. Department of Agriculture in 1995.

DTN PRO SERIES SERVICES

         The DTN Pro Series services are an advanced information sources designed for agricultural subscribers who require more extensive information that can be customized for their specific needs and operations. The DTN Pro Series services consist of five separate services:
Weather Pro, News Pro, Chart Pro, Intraday Pro, and Stock Pro.

         Each individual DTN Pro Series service is bundled together with DTN AgDaily. Each individual DTN Pro Series service is $62.00 per month except Stock Pro which is $66.00 a month. The Company also offers DTN Premier which is a package of Weather Pro, News Pro, Chart Pro and Intraday Pro, priced at $79.00 per month. DTN Premier Plus is a package of DTN Premier and Stock Pro, priced at $82.00 a month. The DTN Pro Service services are only available by color Ku-band satellite transmission.

DTNSTANT/KNIGHT-RIDDER SERVICE

         The July 1995 acquisition by DTN of 2,900 subscribers from Knight-Ridder Commodity Center made the DTNstant/Knight-Ridder service a leader in the satellite delivery of instant commodity information to agribusinesses. This acquisition more than doubled DTN's instant commodity subscriber base with revenue from such subscribers increasing 84% in 1995 compared to 1994. DTNstant/Knight-Ridder operates in a very competitive market with numerous national and regional providers of instant commodity quotes. This service is available only by color Ku-band satellite transmission and is priced at $160.00 a month.

DTNIRON SERVICE

         The DTNiron service provides detailed listing of farm implement equipment for sale by dealers as well as equipment needed by the dealers. Subscribers receive industry news, financial information, economic indicators, and information from the DTN AgDaily color service. This service is only available by color Ku-band satellite transmission and is priced at $98.00 a month.

DTN PRODUCE SERVICE

         The DTNPROduce service provides the produce industry with timely weather, prices, transportation and news information.

         The market for the service is the entire produce food chain of growers, shippers, packers, brokers, retailers and institutional buyers. This service is available only by color Ku-band satellite transmission and is priced at $88.00 per month.

DTN WEATHER CENTER SERVICE

         The DTN Weather Center service was unveiled at the corporation's annual meeting held in April 1995. This service can be sold to virtually any industry where timely, accurate, accessible weather information would cause a decision to be made concerning the deployment of resources. This service is available only via color Ku-band satellite transmission and is priced at $68.00 per month. DTN's 1995 marketing efforts have demonstrated promising acceptance of this service by a variety of weather impacted businesses.

Financial Services Industry

         DTN's services targeted to the financial services industry accounted for 10% of the subscribers and 10% of the revenues of the Company for 1995. The table below sets forth a summary of the DTN services targeting the financial services industry and the number of subscribers and revenues for such services.

                                                                                           1995             1995
                                                                                        Subscribers       Revenues
Entry          Market Service         Description                Market                 (thousands)      (millions)
- -----          ---------------        ----------------      ---------------------       ------------     ----------
1989           DTN Wall St.(R)        Delated stock         Financial Advisors,             9.3             $5.9
                                      quotes, financial     Independent Brokers,
                                      and market news       Individual Investors,
                                                            Financial Inst.

               Other Services         Mortgage Quotes       Mortgage Industry                .3               .2
                                      U.S. Gov't            Small Public and
                                      Security Quotes       Private Treasurers
                                                                                            ---             ----

               TOTAL                                                                        9.6             $6.1
                                                                                            ===             ====

         The strength of the Company's Wall Street service is that the service provides a comprehensive in-depth array of information at an affordable cost. The service is designed for the subscriber who desires a continuous feed of delayed quotes and information. The primary competitors of the DTN Wall Street service are satellite, TV cable and dial-up quote services. New subscribers to this service are obtained through direct response marketing, primarily print media, television, advertising and telemarketing. This service is available by Ku- band satellite and TV cable and is price at $41.95 per month.

Energy Industry

         DTN's service targeted to the petroleum industry accounted for 7% of the subscribers and 16% of the revenues of the Company for 1995. The table below sets forth a summary of the DTNergy service and the number of subscribers and revenues for such service.

                                                                                           1995             1995
Market                                                                                  Subscribers       Revenues
Entry           Service                  Description               Market               (thousands)      (millions)
- -----          ---------------        ----------------      ---------------------       ------------     ----------
1991           DTNergy(R)             Delayed energy        Petroleum, Whole-               7.1             $9.9
                                      futures & options     Salers, Refiners                ===              ===
                                      quotes, news and
                                      weather.


DTNERGY SERVICE

         DTNergy(R) is designed to connect refiners (producers of refined fuels) to wholesalers (distributor of refined fuels). This service has become the communications tool most widely used by the petroleum industry. The strength of the DTNergy(R) service is the ability to deliver, within seconds, accurate refiner terminal prices and other vital communications to the wholesalers.

         DTNergy(R) generates revenue from two primary sources, the wholesaler and the refiner. The wholesaler pays a monthly subscription fee of $36.00 for the monochrome Ku-band satellite service. The refiner pays fees based upon the number and length of communications sent to wholesalers. The service is only available by color Ku-band satellite.

OTHER INDUSTRIES AND SERVICES

         The Company is always looking for new services and ventures to provide growth for the future. DTN's additional services include a service for the automobile industry and two joint ventures. The joint ventures serve the electrical equipment and freight and load matching markets. This group of services account for 3% of the subscribers and 2% of the revenue of the Company for 1995.

SUBSCRIBER RETENTION

         The Company's subscriber retention rate is one of the key elements of its success. The Company's overall subscriber retention rate was 91% for the year ended December 31, 1995. This rate is significantly higher than cable TV, magazines and other comparable industries. This retention rate is the result of the Company's commitment to customer service and its ability to continually "tweak" the product information content to fulfill subscriber demands. Listening to subscribers is a full-time vocation at DTN.

INFORMATION DISTRIBUTION TECHNOLOGY

         The Company currently utilizes predominantly Ku satellite delivery technology for its services. Ku satellite is one of the most efficient and economical ways to deliver information from a point to multiple points. It is a major factor in achieving the Company's daily communication cost per subscriber of approximately 6(cent). The Company continues to explore new and different technologies and will utilize those technologies which meet the customers demands at an affordable cost.

         The first delivery technology used by the Company was FM radio side-band channels. The Ku satellite technology was added in 1989, providing the ability to reach customers outside the geographic territories of the signals of the FM stations. FAX, TV cable (VBI), E-Mail and the Internet have since been added to further expand our distribution network.

         The Company provides all of the equipment necessary for subscribers to receive their service. This equipment includes a receiver, specifically built for the Company, a video monitor, a small 30" Ku-band satellite dish (or an FM antenna). A keyboard, mouse and printer may be provided depending on the service. DTN is responsible for the normal maintenance and repair of the subscriber equipment.

         Prior to 1992, the Company utilized a monochrome system. The monochrome system translates the Company's data stream into text and has the capability, depending on capacity, to receive and display from 126 to 246 different pages of information. The monochrome receiver has the capability to download information to a printer or computer.

         In 1992, the Company  introduced the Advanced  Communications  EngineSM
(ACE) receiver, a color graphics receiver system, that expanded the ability to provide information and communication services. This receiver has multiple processors that capture, manipulate and display high resolution color pictures, graphics, and text. A separate processor provides the ability to play audio clips such as weather forecasts, voice advertisements or audio alarms used when a futures contract reaches a pre-set price. In addition, this processor may send and retrieve information by using an internal modem. The receiver has the ability to download information to a printer or computer. This receiver is equipped with an internal hard drive that allows processed information to be stored, archived (versus frequent rebroadcasting) and then displayed using the receivers built-in control panel, a keyboard or a mouse at the subscribers convenience.

         One of the unique aspects of the Company's information distribution technology is the computer software developed by the Company specifically for use with the DTN receivers. This software manages information from a wide array of input sources, runs routines, sets priorities and then initiates transmissions to the satellite. The software provides the capability to individually address each receiver unit placed with a subscriber, permitting the Company to transmit specified information to a specific subscriber or subscribers.

         The Company leases satellite channels, FM radio side-band channels and TV cable (VBI) to deliver the information to the Company's receivers used by its subscribers. All information is up-linked from Omaha to satellite (except FAX and other telephone delivery technology) and down-linked from the satellite to the subscriber based on the distribution technology. The Ku subscribers utilize a 30" satellite dish, a direct down-link, to receive their information. The FM monochrome subscribers receive their information using an FM antenna that receives the information via the side-band transmitted from the radio stations.

         Early in 1994, the Company began using a new TV cable distribution technology involving vertical blanking intervals (VBI). The Company has contracted with a major cable TV superstation to transmit information along with the station's TV signal. This technology eliminates the need for an FM antenna or satellite dish and is available to businesses or residences that are wired for cable TV and receive the superstation's service.

         The Company has approximately 8,000 DTNergy customers receiving information using FAX technology. The E-Mail business is primarily a subscriber (an E-Mail source) communicating specific messages to a group of subscribers. Currently, there are over 200 E-Mail sources delivering over 1,000 pages of information per day to subscribers. The Company began to deliver services on the Internet in 1995 and plans to continue researching this information distribution technology.

                                   MANAGEMENT

Set forth below is a summary of information regarding the Company's senior management. Roger R. Brodersen, Robert S. Herman and Roger S. Wallace have been with the Company since its inception.

ROGER R. BRODERSEN, 50, has served as Chairman of the Board and Chief Executive Officer of the Company since 1984. Mr. Brodersen served as President of the Company from 1984 to 1995.

GREG T. SLOMA, 44, was elected President of the Company in January 1996. He has served as Chief Operating Officer of the Company since January 1994. Mr. Sloma served as Executive Vice President of the Company from January 1994 to December 1995 and as Chief Financial Officer from April 1993 to December 1993. From 1983 to 1993, Mr. Sloma was a Tax Partner at Deloitte & Touche.

ROBERT S. HERMAN, 43, has served as Senior Vice President of the Company since 1989. He served as Vice President of the Company from 1984 to 1989.

ROGER S. WALLACE, 39, has served as Senior Vice President of the Company since 1989. He served as Vice President of the Company from 1984 to 1989.

JAMES J. MARQUISS, 51, was elected Senior Vice President of the Company in January 1996. He served as Vice President in Charge of the DTN Agribusinesses from 1989 to 1995.

CHARLES R. WOOD, 55, was elected Senior Vice President of the Company in January 1996. He served as Vice President in charge of the DTN Financial Services from 1989 to 1995.

BRIAN L. LARSON, 35, was elected Vice President of the Company in January 1996. He has served as Chief Financial Officer, Secretary and Treasurer since January 1995. From December 1993 to December 1994, Mr. Larson served as Controller-Accounting Operations for the Company.

                              SELLING STOCKHOLDERS

         The Selling Stockholders listed in the table below are the registered holders of the Shares offered by this Prospectus who may sell the number of Shares set forth opposite their respective names. The table sets forth information as of June 4, 1996 and as adjusted to reflect the sale of Shares offered by this Prospectus with respect to record ownership of the Shares by the Selling Stockholders:

                                                                                                Owned After Offering
                                                Percent of Shares                         -----------------------------------
                              Shares Owned          3,658,867                                               Percent of Shares
          Name                  of Record           Outstanding       Shares to be Sold   No. of Shares        Outstanding
         ------                -----------          ------------      -----------------   -------------     -----------------
Acorn Investment Trust           250,000               6.8%                250,000                 -                    -
on behalf of its
Series Acorn Fund

Wanger Advisors Trust             25,000                .7%                 25,000                 -                    -
on behalf of its
Series Wanger U.S.
Small Cap Advisor

State of Oregon                   35,000               1.0%                 35,000                 -                    -

Yost Partnership                  32,000                .9%                 6,000               26,000                  *

- --------------------

*  Less than one percent.

                              PLAN OF DISTRIBUTION

         The Shares offered pursuant to this Prospectus will generally be sold by the Selling Stockholders through securities broker-dealers in ordinary broker transactions. The brokers will receive commission not in excess of the usual and customary broker's commissions. The Company is not engaging an underwriter in connection with the shelf registration or offering of these Shares.

                           DESCRIPTION OF COMMON STOCK

General

         The Shares are registered pursuant to Section 12 of the Exchange Act. The Company is currently authorized to issue 20,000,000 of the Shares. Holders of the Shares do not have preemptive rights to purchase additional shares or other subscription rights. The Shares carry no conversion rights and are not subject to redemption or any sinking fund provisions. The Shares are entitled to share equally in all dividends from sources legally available therefore, when, as and if declared by the Board of Directors and upon liquidation or dissolution of the Company, whether voluntary or involuntary, to share equally in the assets of the Company available for distribution to shareholders. All of the Shares outstanding are, and all of the Shares to be sold and issued as contemplated hereby will be fully paid and non-assessable. Each holder of the Shares is entitled to one vote per share on all matters on which such shareholder is entitled to vote.

Anti-takeover Effects of Provisions of Certificate of Incorporation and Delaware Law

         The Certificate of Incorporation of the Company requires the affirmative vote of two-thirds of the voting stock of the Company to engage in certain "business combinations", unless the transaction has been approved by certain directors of the Company or other conditions have been satisfied. The phase "business combination" is defined generally to include (i) mergers or consolidations of the Company with an "interested stockholder", (ii) the sale, lease, exchange, mortgage, pledge, transfer or other disposition to or with an "interested stockholder" of assets of the Company having a fair market value of Ten Million Dollars or more, (iii) the issuance or transfer by the Company of its securities to an "interested stockholder" in exchange for consideration of Ten Million Dollars or more, (iv) the adoption of any plan for the liquidation or dissolution of the Company proposed by an "interested stockholder", and (v) transactions which have the effect of increasing the proportionate share of any equity securities of the Company beneficially owned by an "interested stockholder". The phase "interested stockholder" is defined generally to mean a stockholder who, together with affiliates and associates, is the beneficial owner of (or, within two years prior to the transaction, was the beneficial owner of), 10% or more of the Company's outstanding voting stock. These provisions of the Certificate of Incorporation could discourage potential acquisition proposals and could hinder or prevent a change in control of the Company.

         The Company is governed by the provisions of Section 203 of the General Corporation Law of Delaware ("Section 203"). In general, Section 203 prohibits a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders from engaging in certain "business combinations" with an "interested stockholder" for a period of three years following the time that such stockholder became an interested stockholder, unless either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved in a prescribed manner. The phrase "business combination" is defined in Section 203 generally to include mergers or consolidations involving a Delaware corporation and an "interested stockholder", transaction with an "interested stockholder" including the sale of assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The phrase "interested stockholder" is defined in Section 203 generally to mean a stockholder who, together with affiliates and associates, becomes the beneficial owner of (or, within three years prior to the transaction, was the beneficial owner of) 15% or more of the corporation's outstanding voting stock. Section 203 contains certain exceptions to its application. The anti-takeover provisions of
Section 203 may operate to deny stockholders the receipt of a premium for the Shares.

                              AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). Copies of reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth

                                     - 31 -

Street, N.W., Washington, D.C. 20549, and at the following regional offices of the Commission: Citicorp Center, 500 West Madison, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material also can be obtained at prescribed rates from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549.

         The Shares are currently listed with the National Association of Securities Dealers Automated Quotations National Market System (NASDAQ/NMS) under the symbol DTLN. Reports, proxy statements and other information filed by the Company with NASDAQ can be inspected and copied at the public reference facilities maintained by NASDAQ at NASDAQ Reports Section, 1735 K Street, N.W., Washington, D.C. 20006-1506.

         The Company has filed a registration statement on Form S-3 (together with all amendments and exhibits filed or to be filed in connection therewith, the "Registration Statement") under the Securities Act of 1933 (the "Securities Act") with respect to the Shares offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements contained or incorporated by reference herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents of the Company which have been filed with the Commission are hereby incorporated by reference in this Prospectus:

         (a) the Company's Annual Report on Form 10-K for the Fiscal Year Ended December 31, 1995.

         (b) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

         (c) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A, as amended, filed with the Commission pursuant to Section 12 of the Exchange Act.

         (d)     the Company's Current Report on Form 8-K dated May 16, 1996.

         All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the respective dates of filing such documents. Any statement contained herein or in a document all or part of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modified or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

         The Company will provide without charge to any person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any or all of the documents incorporated by reference (other than exhibits to such documents which are not specifically incorporated by reference in such documents). Requests for such copies should be directed to Secretary, Data Transmission Network Corporation, 9110 West Dodge Road, Suite 200, Omaha, Nebraska 68114, telephone number (402) 390-2328.

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                      Page

Data Transmission Network Corporation

   Independent Auditors' Report.................................................................................       F- 2

   Balance Sheets -December 31, 1995 and 1994 (audited)
   and March 31, 1996 (unaudited) ..............................................................................       F- 3

   Statements of Operations - Years Ended December 31, 1995, 1994 and 1993 (audited)
   and for the Three Months Ended March 31, 1996 and 1995 (unaudited)...........................................       F- 4

   Statements of Stockholders' Equity - Years Ended December 31, 1995, 1994 and 1993
   (audited) and for the Three Months Ended March 31, 1996 (unaudited)..........................................       F- 5

   Statements  of Cash Flows - Years  Ended  December  31,  1995,  1994 and 1993
(audited)
   and for the Three Months Ended March 31, 1996 and 1995 (unaudited)...........................................       F- 6

   Notes to Financial Statements................................................................................       F- 7

Broadcast Partners

   Independent Auditors' Report.................................................................................       F-16

   Balance Sheets - August 31, 1995 and 1994 (audited) and March 31,1996 (unaudited) ...........................       F-17

   Statements of Operations -Fiscal Years ended August 31, 1995, 1994 and 1993 (audited)
   and for the Seven Months Ended March 31, 1996 and 1995 (unaudited) ..........................................       F-18

   Statements of Partners' Equity -Fiscal Years ended August 31, 1995, 1994 and 1993
   (audited) and for the Seven Months Ended March 31, 1996 (unaudited) .........................................       F-18

   Statements of Cash Flows - Fiscal Years ended August 31, 1995, 1994 and 1993
   (audited) and for the Seven Months Ended March 31, 1996 and 1995 (unaudited).................................       F-19

   Notes to Financial Statements................................................................................       F-20


                          INDEPENDENT AUDITORS' REPORT


Board of Directors and Stockholders
Data Transmission Network Corporation

         We have audited the accompanying balance sheets of Data Transmission Network Corporation as of December 31, 1995 and 1994, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, such financial statements present fairly, in all material respects, the financial position of Data Transmission Network Corporation as of December 31, 1995 and 1994, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.



DELOITTE AND TOUCHE LLP



January 30, 1996
Omaha, Nebraska


                                       DATA TRANSMISSION NETWORK CORPORATION
                                                  BALANCE SHEETS

                                                      ASSETS

                                                                    December 31,                     March 31,
                                                         -----------------------------------     -----------------
                                                              1995                1994                  1996
                                                         ---------------     ---------------     -----------------
                                                                                                      (Unaudited)
Current Assets:
 Cash.................................................    $     780,018       $      720,343      $        210,182
 Accounts receivable, net of allowance for
  doubtful accounts of $300,000, $220,000
  and $300,000........................................        6,476,576            3,297,773             6,077,342
 Prepaid expenses.....................................          474,135              189,332               744,878
 Deferred commission expense..........................        2,076,262              629,925             2,505,037
                                                          --------------      --------------      ----------------
     Total Current Assets.............................        9,806,991            4,837,373             9,537,439

Property and Equipment
 Equipment Used By Subscribers........................      130,266,792          105,160,010            140,622,425
 Equipment and Leasehold Improvements.................       13,952,173            9,396,573             15,867,535
                                                          --------------       --------------     -----------------
                                                            144,218,965          114,556,583            156,489,960

 Less: Accumulated Depreciation.......................       67,909,419           48,439,910             73,667,601
                                                          --------------      --------------      -----------------
                                                             76,309,546           66,116,673             82,822,359
Intangible Asset, net of accumulated
  amortization of $258,850, $0 and $414,160...........        4,711,150                    -              4,555,840

 Other Assets.........................................        1,844,363              505,310              2,037,518
                                                          --------------      --------------      -----------------
                                                          $  92,672,050       $   71,459,356      $      98,953,156
                                                           =============       =============       ================

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
 Accounts payable.....................................      $ 9,385,812        $  4,493,796        $  10,296,274
 Accrued expenses.....................................        1,856,659           1,117,206            2,120,870
 Current portion of long-term debt....................        9,036,458           9,463,541            8,010,416
                                                            -----------        ------------        --------------
     Total Current Liabilities........................       20,278,929          15,074,543           20,427,560

Long-Term Debt........................................       32,536,457          19,578,124           38,015,624
Subordinated Long-Term Notes, net
 of unamortized discount of
 $515,930, $595,310 and $496,085......................       14,484,070          14,404,690           14,503,915
Equipment Deposits....................................          541,720             542,102              529,318
Unearned Revenue......................................       11,953,909           9,152,919           12,716,530

Stockholders' Equity:
 Common stock, par value $.001, authorized
  20,000,000 shares, issued 3,375,408.................            3,375               3,375                3,375
 Paid-in capital......................................       14,422,689          14,302,689           14,422,689
 Retained earnings (deficit)..........................         (497,687)           (217,501)            (814,229)
 Treasury stock, at cost, 60,315,
   83,723 and 46,092 shares...........................       (1,051,412)         (1,381,585)            (851,626)
                                                            ------------       -------------       --------------
     Total Stockholders' Equity.......................       12,876,965          12,706,978           12,760,209
                                                            ------------       -------------       --------------
                                                            $ 92,672,050       $ 71,459,356        $  98,953,156
                                                             ===========        ============        ==============

The accompanying notes are an integral part of these financial statements.

                                       DATA TRANSMISSION NETWORK CORPORATION

                                             STATEMENTS OF OPERATIONS


                                                                                         Three Months Ended
                                                    Years Ended December 31,                  March 31,
                                     ---------------------------------------------  ---------------------------
                                     1995              1994               1993           1996              1995
                                --------------    -------------      -------------   -------------      --------
                                                                                                (Unaudited)
REVENUES:
 Subscriptions................. $46,126,332       $33,936,160        $25,924,520     $14,084,778        $9,958,463
 Additional services...........   3,917,631         3,526,295          2,484,675       1,140,724           916,040
 Communication services........   6,864,275         4,680,987          3,227,881       1,999,112         1,457,257
 Advertising...................   2,022,440         1,738,830          1,673,075         668,967           611,992
 Service initiation fees.......   3,357,311         2,227,517          2,682,603       1,219,436           673,458
                                ------------      ------------       -----------     ------------       ----------
                                  62,287,989       46,109,789         35,992,754      19,113,017        13,617,210

EXPENSES:
 Selling, general and
  administrative...............  33,827,282        26,715,251         20,602,329      10,702,963         7,562,538
 Sales commissions.............   5,306,305         3,643,811          2,450,718       1,907,571         1,086,783
 Depreciation and
  amortization.................  18,811,150        15,056,167         10,530,839       5,745,528         4,365,465
                                ------------       -----------        ----------     ------------       ----------
                                 57,944,737         45,415,229        33,583,886      18,356,062        13,014,786
                                ------------       -----------        ----------     ------------       ----------

OPERATING INCOME...............   4,343,252           694,560          2,408,868         756,955           602,424
  Interest expense.............   4,798,112         3,158,106          1,421,299       1,345,245         1,044,781
  Other income, net............      57,784            40,808             33,262          30,299            15,385
                                ------------       -----------        ----------     ------------       ----------

INCOME (LOSS) BEFORE
INCOME TAXES...................    (397,076)       (2,422,738)         1,020,831        (557,991)         (426,972)

Income tax (benefit)
 provision.....................    (114,000)         (820,000)           357,000        (201,000)         (154,000)
                                -------------      -------------      -----------    ------------       -----------

NET INCOME (LOSS).............. $  (283,076)      $(1,602,738)       $   663,831     $  (356,991)        $(272,972)
                                ============      ============       ===========     ============        ==========

EARNINGS (LOSS)
 PER SHARE..................... $     (0.09)      $    (0.49)        $      0.20     $     (0.11)        $   (0.08)
                                ============      ==============     ===========     ============        ==========

Weighted Average Number
 of Shares Outstanding.........   3,302,864         3,253,400          3,286,850       3,323,615         3,292,440
                               =============     =============       ===========     ============        ==========


The accompanying notes are an integral part of these financial statements.

                                     DATA TRANSMISSION NETWORK CORPORATION

                                       STATEMENTS OF STOCKHOLDERS' EQUITY


                                                                                  Retained                        Total
                                                   Common        Paid-in          Earnings       Treasury      Stockholders'
                                                    Stock        Capital         (Deficit)        Stock           Equity
                                                 ---------    ------------     -----------     -----------     -----------
Balance, January 1, 1993......................  $    3,375   $  13,493,689    $    855,635    $ (2,185,115)   $ 12,167,584

Treasury stock issued on exercise of
 employee stock options and warrants..........           -          12,195               -         147,621         159,816

Tax benefit related to exercise of
 employee stock options and warrants..........           -          20,000               -               -          20,000

Purchase of treasury stock....................           -               -               -        (230,754)       (230,754)

Net income....................................           -               -         663,831               -         663,831
                                                ----------   -------------    ------------    ------------    ------------

Balance, December 31, 1993....................       3,375      13,525,884       1,519,466      (2,268,248)     12,780,477

Treasury stock issued on exercise of
 employee stock options and warrants..........           -         (12,195)       (134,229)      1,420,663       1,274,239

Tax benefit related to exercise of
 employee stock options and warrants..........           -         154,000               -               -         154,000

Purchase of treasury stock....................           -               -               -        (534,000)       (534,000)

Issuance of warrants in connection
 with subordinated debt.......................           -         635,000               -                -        635,000

Net loss......................................           -               -      (1,602,738)               -     (1,602,738)
                                                ----------   -------------    ------------     ------------   ------------

Balance, December 31, 1994....................       3,375      14,302,689        (217,501)     (1,381,585)     12,706,978

Treasury stock issued on exercise of
 employee stock options and warrants..........           -               -           2,890         330,173         333,063

Tax benefit related to exercise of
 employee stock options and warrants..........           -         120,000               -               -         120,000

Net loss......................................           -               -        (283,076)              -        (283,076)
                                                ----------   -------------    ------------     ------------   ------------

Balance, December 31, 1995....................       3,375      14,422,689        (497,687)     (1,051,412)     12,876,965


Treasury stock issued on exercise of
 employee stock options and warrants
 (unaudited)..................................          -                -          40,449         199,786         240,235

Net loss (unaudited)..........................          -                -        (356,991)              -        (356,991)
                                                ----------   -------------    ------------    ------------    ------------

Balance, March 31, 1996 (unaudited)...........  $    3,375   $  14,422,689    $   (814,229)   $   (851,626)   $ 12,760,209
                                                ===========  =============    ==============   ============    ============

The accompanying notes are an integral part of these financial statements.

                                                           DATA TRANSMISSION NETWORK CORPORATION
                                                                  STATEMENTS OF CASH FLOWS

                                                                                                         Three Months Ended
                                                         Years Ended December 31,                              March 31,
                                                -------------------------------------------------     ------------------------------
                                                     1995             1994               1993             1996               1995
                                                ------------     ------------        ------------     -----------         ----------
                                                                                                              (Unaudited)
Cash Flows From Operating
Activities:
 Net income (loss).........................    $   (283,076)     $(1,602,738)       $    663,831     $   (356,991)      $  (272,972)
  Adjustments to reconcile net
   income (loss) to net cash provided by
   operating activities:
  Depreciation and amortization............      18,811,150       15,056,167          10,530,839        5,745,528         4,365,465

  Amortization of debt issue costs and
   discount................................         128,760           64,380                   -           32,190            32,190
  Deferred income taxes....................        (239,000)        (802,000)            332,000         (205,500)         (154,000)
  Change in assets and liabilities:
   Accounts receivable.....................      (3,178,803)      (1,003,263)           (731,281)         399,234          (197,820)
   Prepaid expenses........................        (284,803)         (58,262)           (311,418)        (270,743)          (72,440)
   Deferred commission expense.............      (1,446,337)         (22,215)           (119,593)        (428,775)         (101,481)
   Deferred debt issuance costs............               -         (395,000)                  -                -                 -
   Other assets............................      (1,029,433)               -                   -                -                 -
   Accounts payable........................         604,791        1,183,434             668,794         (167,473)         (692,431)
   Accrued expenses........................         739,453          143,249             247,994          264,211           275,670
   Equipment deposits......................            (382)         (37,269)            (60,618)         (12,402)           (9,684)
   Unearned revenue .......................       2,800,990        1,849,771           2,047,982          762,621           967,143
                                                 ----------       ----------         ------------     ------------        ----------
   Net Cash Provided By Operating
   Activities..............................      16,623,310       14,376,254          13,268,530        5,761,900         4,139,640

Cash Flows From Investing Activities:
Capital expenditures:
  Equipment used by subscribers.............    (23,746,086)     (27,354,107)        (24,175,363)      (9,217,459)       (2,837,756)
  Equipment & leasehold improvements........     (3,914,442)      (2,607,100)         (2,040,607)      (1,808,088)         (660,682)
 Acquisition of Subscribers.................     (1,767,420)               -                    -               -                 -
                                                ------------     ------------        ------------     -----------         ----------

   Net Cash Used By Investing
   Activities...............................    (29,427,948)      (29,961,207)       (26,215,970)     (11,025,547)       (3,498,438)

Cash Flow From Financing Activities:
 Proceeds from long-term debt...............     21,250,000        20,250,000         16,000,000        6,750,000         1,500,000
 Principal payments on long-term debt.......     (8,718,750)      (20,333,334)        (3,052,083)      (2,296,875)       (2,375,000)
 Proceeds from subordinated long-
  term notes................................              -        15,000,000                  -                -                 -
 Proceeds from the exercise of stock
  options and warrants......................        333,063         1,274,239            159,816          240,686            32,111
 Purchase of treasury stock.................              -          (534,000)          (230,754)               -                 -
                                                ------------     ------------        ------------     -----------         ----------

    Net Cash Provided By Financing
     Activities.............................     12,864,313        15,656,905         12,876,979        4,693,811          (842,889)
                                                ------------     ------------        ------------     -----------         ----------
Net Increase (Decrease) in Cash.............         59,675            71,952            (70,461)        (569,836)         (201,687)
Cash at Beginning of Period.................        720,343           648,391            718,852          780,018           720,343
                                                ------------     ------------        ------------     -----------         ----------
Cash at End of Period.......................    $   780,018       $   720,343            648,391      $   210,182       $   518,656
                                                ------------     ------------        ------------     -----------         ----------


The accompanying notes are an integral part of these financial statements.


                      DATA TRANSMISSION NETWORK CORPORATION
                          NOTES TO FINANCIAL STATEMENTS

1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    REVENUE RECOGNITION - The Company provides its subscribers with equipment to receive information and communications services. DTN charges a recurring subscription fee and in most instances a one-time service initiation fee. The subscriptions are contracted for an initial period of one year and are generally billed quarterly in advance. Accounts receivable consists primarily of these advance billings. Payments received in advance for subscriptions, additional services and advertising are deferred and recognized as the services are provided to the subscribers. Service initiation fees in excess of the related marketing and set-up costs, excluding sales commissions, are deferred and recognized into income over the initial twelve-month subscription period. These revenues no longer exceed the costs and therefore beginning in 1995 are not being deferred. Communication services are generally billed monthly in arrears based on the number and length of communications to subscribers.

    DEFERRED COMMISSION EXPENSE - Commissions and bonuses which are paid at the time of the initial subscription to sales representatives or to subscribers for successful customer referrals, are deferred and expended over the initial twelve-month subscription period.

    EQUIPMENT USED BY SUBSCRIBERS - Equipment used by subscribers to receive the Company's electronically transmitted information service is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over a useful life of three to eight years for assets placed in service prior to July 1, 1992, and three to six years for assets placed in service subsequent to July 1, 1992.

    EQUIPMENT AND LEASEHOLD IMPROVEMENTS - Equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from two to seven years, or the related lease, which range from five to ten years.

    INTANGIBLE ASSETS - Intangible assets for acquisition of subscribers are stated at cost less accumulated amortization. These costs are amortized using the straight-line method over eight years.

    INCOME TAXES - Income taxes are computed in accordance with the provisions of Statement of Financial Accounting Standard 109, "Accounting for Income Taxes" (SFAS 109). The objective of the statement is to recognize the amount of taxes payable or refundable in the current year and to recognize deferred tax liabilities and assets for the future tax consequences of events that have been recognized in the financial statements or tax returns.

    EARNINGS  PER SHARE - Earnings per share is  calculated  on the basis of the
weighted  average   outstanding  common  shares  and,  when  applicable,   those
outstanding options and warrants that are dilutive.

    STATEMENT OF CASH FLOWS - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. During the periods ended December 31, 1995, 1994 and 1993, the Company made interest payments of $4,386,000, $3,165,000 and $1,493,000, respectively. During the periods ended March 31, 1996 and 1995, the Company made interest payments of $889,300 and $585,820, respectively. Capital expenditures for subscriber equipment included in accounts payable at year end totalled $2,191,000, $1,106,000 and $3,455,000 at December 31, 1995, 1994 and 1993, respectively. Capital expenditures for subscriber equipment included in accounts payable at quarter end totalled $3,268,550 and $1,353,504 at March 31, 1996 and 1995, respectively. The Company paid $1,146,000 of federal income taxes in 1995 relating to recoverable Alternative Minimum Taxes (AMT) for prior periods which is included in other assets. The Company paid no federal income taxes during 1994 or 1993. The Company paid no federal income taxes during the first quarter ended March 31, 1996 and 1995, respectively. At December 31, 1995, $3,202,580 of the purchase price for the subscribers acquired was not yet paid and is included in accounts payable.

    RESEARCH AND DEVELOPMENT - Research and development costs are charged to earnings as incurred and approximated $1,596,000, $1,493,000 and $899,000 for the years ended December 31, 1995, 1994, and 1993.

    ESTIMATES - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

    ACCOUNTING PRONOUNCEMENTS - In March 1995, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 121, "Accounting for the Impairment of Long Lived Assets." SFAS 121 required that long lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment. The Company will adopt SFAS 121 as required in 1996 but does not expect any adjustments to the value of long lived assets.

    In October 1995, FASB issued SFAS 123, "Accounting for Stock Based Compensation." Beginning in 1996, SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages, but does not require, the recognition of employee compensation expense related to stock compensation based on the fair value of the equity instrument granted. Companies that do not adopt the fair value recognition provisions of SFAS 123 and continue to follow the existing APB Opinion 25 rules to recognize and measure compensation, will be required to disclose the pro forma amounts of net income and earnings per share that would have been reported had the Company elected to follow the fair value recognition of SFAS 123. Management has determined that the Company will not adopt the fair value recognition provisions of SFAS 123 so the impact of adopting this statement beginning in 1996 will only be the expanded disclosure requirements.

    INTERIM FINANCIAL INFORMATION - The unaudited interim financial statements reflect all adjustments which are, in the opinion of management, necessary to summarize fairly the financial position and results of operations for the interim periods presented. All such adjustments are of a normal recurring nature.

2.  ACQUISITIONS

    Effective July 26, 1995, the Company entered into an agreement with Knight-Ridder Financial (KRF) to acquire 2,900 Knight-Ridder Commodity News Service Subscribers. The Company will pay KRF approximately $4,970,000 over two years, made up of $3,000,000 for the subscribers and $1,970,000 for future revenue sharing. The $3,000,000 for the subscribers is to be paid one-half at closing and the remaining one-half due one year from closing. The $1,970,000 for future revenue sharing is based upon a Company estimate and is to be paid quarterly.

    Effective May 3, 1996, (the following figures are unaudited) the Company closed on an "Asset Acquisition" of Broadcast Partners, an information provider primarily in the agricultural industry. The Company will acquire substantially all the assets of Broadcast Partners for $63.5 million and the assumption of certain current liabilities estimated to be $9.5 million. Included in the acquisition, the Company will receive 39,000 agricultural subscribers. The acquisition was financed with a combination of approximately $15 million of privately placed common stock equity and with six year term debt making up the balance.

3.  LONG-TERM DEBT AND LOAN AGREEMENTS

                                                                       December 31,                             March 31,
                                                             ----------------------------------               -------------
                                                                 1995                  1994                        1996
                                                             ------------         -------------                ------------
                                                                                                                (unaudited)
Bank operating line agreement..................               $21,250,000           $ 2,250,000                 $28,000,000
Term notes, due in monthly installments
through January 1999 at 6.75% to 9.25%.........                19,322,915            25,291,665                  17,151,040
Stock repurchase term notes, due in quarterly
installments from January 1994 through
December 1997, 7.69% to 8.0%...................                 1,000,000             1,500,000                     875,000
                                                             ------------          ------------            ----------------
                                                               41,572,915            29,041,665                  46,026,040
Less current portion...........................                 9,036,458             9,463,541                   8,010,416
                                                             ------------          ------------             ---------------
Total Long-Term Debt...........................               $32,536,457           $19,578,124                 $38,015,624
                                                              ===========           ===========             ===============

       The Company has a senior loan agreement with a group of seven regional banks (the "senior loan agreement"). The senior loan agreement, which expires June 30, 1996 unless extended, provides for a total commitment of up to $34,500,000 in new borrowings. As of December 31, 1995, $21,250,000 of the total commitment had been borrowed, with the remaining $13,250,000 available to the Company subject to certain restrictions as discussed below. As of March 31, 1996, $28,000,000 of the total commitment had been borrowed, with the remaining $6,500,000 available to the Company subject to certain restrictions as discussed below.

       Additional borrowings under the senior loan agreement are available to the Company, as long as at the time of the advance, no default exists under the senior loan agreement or under the subordinated notes agreement (see Note 4), and total debt outstanding (including term notes outstanding but excluding long-term subordinated debt) does not exceed thirty-six times monthly operating cash flow as defined. As of December 31, 1995 and March 31, 1996 based on current operating cash flow, the Company would be able to borrow all of the $13,250,000 and $6,500,000 remaining commitment available, respectively.

       Substantially all of the Company's assets are pledged as collateral under the senior loan agreement. In addition to the restrictions mentioned above with respect to advances, total debt outstanding (excluding long-term subordinated debt) is limited to forty-eight times monthly operating cash flow or three and one-half times stockholders' equity (defined to include long-term subordinated debt), whichever is less. Additionally, total debt outstanding (including subordinated debt) is limited to sixty times monthly operating cash flow. The Company is also required to maintain total stockholders' equity of at least $11,000,000 through June 30, 1996 and, a ratio of quarterly operating cash flow to interest expense (as defined) of at least 2.25 to 1. The Company is currently restricted to paying no cash dividends.

       Interest on the outstanding borrowings (prior to when the borrowings might be converted to term loans, as discussed below) is at a variable rate, depending on the ratio of the Company's total borrowings (excluding long-term subordinated debt) to stockholders equity (including long-term subordinated debt) (the "Ratio"). So long as the Ratio is below 2.0 to 1, interest is at prime. When the Ratio is between 2.0 to 1 and 2.49 to 1, the interest rate is at prime plus 1/4%. When the Ratio is between 2.50 to 1 and 2.99 to 1, the interest rate is at prime plus 3/4%. When the Ratio is at or above 3.0 to 1, the interest rate is at prime plus 1 1/4%. The prime rate is adjusted monthly, with the interest rate adjustment (as defined above) changed quarterly. As of December 31, 1995 and March 31, 1996 the variable rate borrowings outstanding are accruing interest at the prime rate of 8.75%.

       The Company has the option to convert the outstanding borrowings to term loans at any time, payable in forty-eight equal principal installments, plus interest. Interest on the converted term loans is at a variable interest rate of 1/4% over the base rate (as determined in the preceding paragraph) or, at the Company's option, may be at a fixed rate of 3/4% over the base rate, or, 2.50% over the average of the 3 and 5 year U. S. treasury securities, whichever is greater. As of December 31, 1995 and March 31, 1996, $21,250,000 and $28,000,000
of the
total borrowings outstanding had not been converted to term loans. The remainder of the borrowings were term loans with interest rates ranging from 6.75% to 9.25%.

       The Company pays a commitment fee of 1/4% on the unused portion of the total commitment. Additionally, once the Ratio (as described previously) reaches
2.50 to 1, the Company will be required to pay a closing fee of 1/2% on all new borrowings made after that point in time.

       During 1992, the Company entered into a loan agreement to be used solely for the repurchase of the Company's outstanding common stock (the "Stock Repurchase" line). The Company borrowed $2,000,000 of this Stock Repurchase commitment during 1992.

       For the first year after each Stock Repurchase advance, the Company pays interest only. After the first year, each advance will be repaid in sixteen equal quarterly principal payments plus interest. Interest will accrue for the first three years of each advance at a fixed rate equal to the quoted Five-Year Treasury Note Rate on the date of the advance, plus 2%. For the last two years interest will accrue at either a floating rate of national prime plus 3/4% or a fixed rate of the then current Five-Year Treasury Note Rate plus 2%. The Company has the option of determining which rate will apply. The $2,000,000 borrowed under this Stock Repurchase line, is accruing interest at 7.69% and 8.00%.

       The minimum principal maturities of long-term debt, excluding bank operating line agreement, are as follows: 1996 - $9,036,000; 1997 - $7,010,000; 1998 - $4,229,000; 1999 - $47,000.

4.  SUBORDINATED LONG-TERM NOTES

       On June 30, 1994, the Company sold to one investor $15,000,000 of its 11.25% subordinated long-term notes in a private placement transaction (the "subordinated debt"). The subordinated debt is subordinated in right of payment to all current and future senior debt. Interest on the subordinated debt is to be paid quarterly, with principal due in five equal annual installments beginning on June 30, 2000.

       The Company has the option to prepay the subordinated debt on any date after June 30, 1997 at a premium beginning at 7.5% of the principal prepaid, and decreasing by 1.5% per year until June 30, 2002 when no premium is required. There are provisions for mandatory prepayment upon a change in ownership control (as defined), at a premium beginning at 12.0% of the principal prepaid during the period ended June 30, 1995 and decreasing by 1.5% per year until June 30, 2002 when no premium is required.

       The subordinated debt agreement contains a cross-acceleration clause, whereby the subordinated debt will become immediately due and payable upon a payment default on the senior debt outstanding Other subordinated debt financial covenants and restrictions are generally less restrictive than those of the senior loan agreement.

       The Company also issued a warrant to the investor to purchase 25,000 shares of the Company's $.001 par value common stock at $22.17 per share on or before June 30, 2004. In connection with the issuance of the warrant to purchase common stock, the Company recorded a $635,000 credit to additional paid in capital and a related debt discount, which represents an estimate of the fair value of the warrant issued. Expenses of the subordinated debt offering of $395,000 have been capitalized as deferred debt issuance costs, and will be amortized, along with the debt discount, over the life of the subordinated debt using a level-yield method. The unamortized portion of the debt issue costs were $321,000 and $370,000 for 1995 and 1994, respectively.

5.  INCOME TAXES

     Components of the income tax (benefit) provision are as follows:

                                           1995            1994           1993
                                          ------          ------         -----

Current tax expense (benefit).....   $   125,000    $    (18,000)   $     25,000
Deferred tax expense (benefit)....      (239,000)       (802,000)        332,000
                                      -----------   -------------   ------------
                                     $  (114,000)   $  (820,000)    $    357,000
                                      ===========   =============   ============


The income tax (benefit) provision differs from the (benefit) provision at federal statutory rates for the following reasons:

                                           1995            1994           1993
                                          ------          ------         -----
Tax expense (benefit) at
 federal statutory rate...........   $  (139,000)   $  (824,000)    $    347,000
State taxes.......................         1,000        (24,000)          10,000
Other.............................        24,000         28,000                -
                                      -----------   -------------   ------------
                                     $  (114,000)   $  (820,000)    $    357,000
                                      ===========   =============   ============


The components of deferred tax liability (asset) are as follows:

                                             1995                 1994
                                        -------------         -------------

Depreciation..........................  $   4,880,000         $  2,958,000
Net operating loss carry forwards          (5,383,000)          (3,093,000)
Other.................................          9,000                    -
                                        -------------         -------------
Net Deferred Asset....................  $    (494,000)        $   (135,000)
                                        =============         =============


       The Company had  approximately  $15,000,000  of unused net operating loss
(NOL) carry forwards at December 31, 1995. The NOL's will expire in the years 2002 to 2010. In addition, the Company is reflecting in the Other Assets approximately $1,029,000 relating to pending IRS refund claims.

6.  CAPITAL STOCK

       The Company's articles of incorporation provide for the authorization of 1,000,000 shares of $.50 par value per share preferred stock. The preferred stock, none of which has been issued, presently has no voting rights or other features, although the articles of incorporation contain provisions to adopt various features or privileges at the discretion of the Board of Directors.

       In September 1992, the Company's Board of Directors authorized the repurchase of up to 350,000 shares of the Company's outstanding common stock. The purchases are to be made from time to time in the open market or in arranged transactions at such price or prices as Company officers may deem advisable. The common stock repurchased may be used to provide shares for the Company's existing stock options and warrants outstanding. During 1994, the Company repurchased 24,000 shares of its common stock.

7.  COMMON STOCK WARRANTS

       In conjunction with a private placement offering of Subordinated Long-Term Notes in 1988, the Company granted warrants to purchase 80,325 shares of common stock at a price of $10.00 per share. These warrants were exercisable through September 30, 1994. During 1992, 7,500 of these warrants were exercised. During 1994, all of the remaining warrants granted were either exercised or expired.

       In  conjunction  with  a  private  placement   offering  of  subordinated
Long-Term Notes in June 1994, the Company granted warrants, to the single investor, to purchase 25,000 shares of common stock at a price of $22.17 per share. These warrants are exercisable through June 30, 2004.

8.  STOCK OPTION PLANS

       The Company has employee and director stock option plans with aggregate limits of 700,000 shares for the employee plan and 70,000 shares for the non-employee director plan. The exercise price of the stock options is equal to the market value of the Company's common stock on the date of grant. The options are exercisable for a period of up to ten years from the date of grant and vest equally over a period of up to four years.

       The following table summarizes the stock options as of December 31, 1995, 1994 and 1993 and March 31, 1996:

                                                                    Option Price
                                                     Shares           Per Share
                                                   -----------      ------------
Balance at Jan. 1, 1993 ....................         213,506         11.75-18.00

Granted ....................................         114,950         13.50-15.50
Exercised ..................................         (11,818)        11.75-14.50
Cancelled ..................................         (24,561)        11.75-18.00
                                                   -----------

Balance at Dec. 31, 1993 ...................         292,077         11.75-18.00

Granted ....................................          91,250         22.00-29.15
Exercised ..................................         (43,142)        11.75-18.00
Cancelled ..................................         (10,790)        12.00-26.50
                                                   -----------

Balance at Dec. 31, 1994 ...................         329,395         11.75-29.15

Granted ....................................         133,750         16.50-35.75
Exercised ..................................         (23,408)        11.75-26.50
Cancelled ..................................         (14,084)        12.00-26.50
                                                   -----------

Balance at Dec. 31, 1995 ...................         425,653         11.75-35.75
                                                   ===========

Exercisable at Dec. 31, 1995 ...............         209,937         11.75-29.15
                                                   ===========



   At December 31, 1995, shares of the Company's authorized but unissued common stock were reserved for issuance as follows:
                                                                         Shares
                                                                         -------
Employee stock option plan ....................................          217,936
Non-employee director stock option plan .......................           47,001
                                                                         -------
Total .........................................................          264,937
                                                                         =======

9.  LEASES

       The Company leases the right to subsidiary channel authorizations from FM radio stations and satellite network transmission capacity to broadcast the Company's information service to its subscribers. These leases are accounted for as operating leases and are for varying periods of one to ten years and contain annual renewal options for periods of up to five years.

       The Company also has various operating leases for office space, warehouse facilities and equipment. These leases expire on various dates through 2005 and generally provide for renewal options at the end of the lease. The Company is generally obligated to pay the cost of property taxes, insurance, utilities and maintenance on the leases.

       Future minimum lease payments under all non-cancelable operating leases at December 31, 1995 are as follows:

Year Ending December 31,                                                Amount
                                                                      ----------
1996 .................................................                $2,664,000
1997 .................................................                 2,319,000
1998 .................................................                 2,026,000
1999 .................................................                 1,703,000
2000 .................................................                 1,507,000
2001 and after .......................................                 5,328,000
                                                                      ----------

Total future minimum lease payments                                  $15,547,000

      Total rent expense on all operating leases was $2,712,000, $2,369,000 and $1,856,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

10.  BENEFIT PLAN

       The Company has a defined contribution plan under provisions of Internal Revenue Code Section 401(k). All employees with at least one year of service may participate in the plan. The Company matches the employee's contribution up to 4% of the employee's compensation, and may make additional discretionary contributions. During 1995, 1994 and 1993, the Company contributed $482,000, $344,000 and $236,000, respectively, to the plan as matching contributions.

                                           INDEPENDENT AUDITORS' REPORT



The Partners
  Broadcast Partners:

         We have audited the accompanying balance sheets of Broadcast Partners (a general partnership) as of August 31, 1995 and 1994 and the related statements of operations, partners' equity, and cash flows for each of the years in the three-year period ended August 31, 1995. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Broadcast Partners (a general partnership) as of August 31, 1995 and 1994 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 1995 in conformity with generally accepted accounting principles.



KPMG PEAT MARWICK LLP



October 6, 1995
Des Moines, Iowa


                                                BROADCAST PARTNERS
                                                  BALANCE SHEETS

                                                  ASSETS (Note 4)

                                                                                  August 31,                        March 31,
                                                                         ----------------------------              ----------
                                                                          1995                  1994                  1996
                                                                         ------                ------              ----------
                                                                                                                   (Unaudited)

Current assets:
  Cash......................................................            $       99,163       $       22,553        $        111,287
  Accounts receivable, less allowances for returns and
    doubtful accounts of $220,000 in 1995 and
    $205,000 in 1994 (note 3)...............................                 3,836,325            3,099,781               3,454,747
  Inventory.................................................                 2,655,809            3,447,961               4,205,887
  Prepaid expenses and other assets.........................                   171,844              164,314                 148,152
                                                                         -------------       --------------        ----------------
          Total current assets..............................                 6,763,141            6,734,609               7,920,073
                                                                        --------------       --------------        ----------------

Property and equipment:
  Equipment in service......................................                45,839,412           35,939,174              50,777,841
  Furniture and equipment...................................                 3,032,059            2,496,664               3,473,639
  Leasehold improvements....................................                   115,720              111,042                 271,434
                                                                        --------------       --------------        ----------------
                                                                            48,987,191           38,546,880              54,522,914
  Less accumulated depreciation.............................                21,465,401           14,490,382              26,427,792
                                                                         -------------        -------------         ---------------
                                                                            27,521,790           24,056,498              28,095,122
                                                                         -------------        -------------         ---------------

Intangible assets:
  Subscriber lists..........................................                   616,221              635,421                 586,108
  Goodwill..................................................                    82,258               82,258                  82,258
  Other.....................................................                    89,415               89,415                  93,715
                                                                       ---------------      ---------------       -----------------
                                                                               787,894              807,094                 762,081
    Less accumulated amortization...........................                   352,831              264,877                 390,334
                                                                        --------------       --------------        ----------------
                                                                               435,063              542,217                 371,747
                                                                        --------------       --------------        ----------------
          Total assets......................................             $  34,719,994        $  31,333,324         $    36,386,942
                                                                         =============        =============         ===============


                                                 LIABILITIES AND PARTNERS' EQUITY


Current liabilities:
  Current installments of long-term debt (note 4)...........            $       34,250       $       45,500       $          27,300
  Trade accounts payable....................................                 2,417,612            2,085,334               1,749,817
  Accrued bonus payable.....................................                   500,000              300,000                 200,865
  Commissions payable.......................................                   226,769               47,277                 147,660
  Other accrued expenses....................................                   821,921              682,322               1,391,868
  Deferred revenue..........................................                 6,617,187            5,853,770               6,703,610
                                                                        --------------       --------------          --------------
          Total current liabilities.........................                10,617,739            9,014,203              10,221,120
Notes payable, including current installments (note 4)                      13,507,400           11,952,600              15,612,500
Subordinated debt (note 5)..................................                 6,500,000            6,500,000               6,500,000
Partners' equity............................................                 4,094,855            3,866,521               4,053,322
Commitments (note 7)........................................
                                                                        --------------       --------------          --------------

          Total liabilities and partners' equity............             $  34,719,994        $  31,333,324         $    36,386,942
                                                                         =============        =============         ===============

                 See accompanying notes to financial statements.


                                                BROADCAST PARTNERS

                                             STATEMENTS OF OPERATIONS


                                                                                Seven months ended
                                        Year ended August 31,                        March 31,
                               --------------------------------------         ----------------------
                                1995            1994            1993           1996            1995
                               ------          ------          ------         ------           -----
                                                                                    (Unaudited)
Revenues (note 3):
  Subscription ..........   $ 15,910,911   $ 11,043,778    $  6,326,053    $ 11,098,204    $  8,649,706
  Transmission ..........      2,212,176      1,229,331         520,356       1,539,855       1,223,646
  Initiation fees .......      1,227,194      1,784,930       1,636,446         547,113         713,865
  Other .................        675,018        771,631         520,162         382,980         386,446
                            ------------   ------------    ------------    ------------    ------------
     Total revenues .....     20,025,299     14,829,670       9,003,017      13,568,152      10,973,663
                            ------------   ------------    ------------    ------------    ------------
Operating costs and
 expenses (note 3):
  Personnel and related
   benefits .............      4,791,166      4,146,385       2,974,062       3,114,728       2,537,194
  Transmission and other
   operating costs ......      2,879,979      2,159,275       1,429,219       1,804,505       1,572,545
  Depreciation and
   amortization .........      7,081,992      5,683,495       4,796,871       4,966,873       4,035,725
  Selling, general, and
   administrative .......      3,993,332      4,094,228       2,743,517       2,690,952       2,376,686
                            ------------   ------------    ------------    ------------    ------------
    Total operating costs
      and expenses ......     18,746,469     16,083,383      11,943,669      12,577,058      10,522,150
                            ------------   ------------    ------------    ------------    ------------
Operating income (loss) .      1,278,830     (1,253,713)     (2,940,652)        991,094         451,513
  Interest expenses .....      1,050,496        617,524         385,376       1,032,627         594,486
                            ------------   ------------    ------------    ------------    ------------
Net income (loss) .......   $    228,334   $ (1,871,237)   $ (3,326,028)   $    (41,533)   $   (142,973)
                            ============   ============    ============    ============    ============

                 See accompanying notes to financial statements.


                                                           BROADCAST PARTNERS

                                                      STATEMENT OF PARTNERS' EQUITY


                                                      Year ended August 31,                    March 31,
                                    ---------------------------------------------------      ------------
                                          1995               1994               1993              1996
                                    -------------     --------------       ------------      ------------
                                                                                              (unaudited)
Balance at beginning of
  period....................       $    3,866,521     $   5,737,758      $   6,063,786      $  4,094,855
Issuance of partnership
  equity, for cash..........                    -                 -          3,000,000                 -
Net income (loss)(note 2)                 228,334        (1,871,237)        (3,326,028)          (41,533)
                                    -------------     --------------       ------------      ------------
Balance at end of period           $    4,094,855     $   3,866,521      $   5,737,758      $   4,053,322
                                    =============     ==============       ============      ============



                 See accompanying notes to financial statements.

                                                BROADCAST PARTNERS
                                              STATEMENT OF CASH FLOWS

                                                                                                        Seven months ended
                                                           Year ended August 31,                             March 31,
                                                  ---------------------------------------            ------------------------
                                                   1995             1994            1993              1996              1995
                                                  ------           ------          ------            ------             -----
                                                                                                            (Unaudited)
Cash from operating activities:
 Net income (loss).........................  $   228,334     $ (1,871,237)     $(3,326,028)     $  (41,533)     $    (142,973)
                                              ------------    ------------       ----------      -----------      ------------
 Adjustments to reconcile net
  income (loss) to net cash provided
  by operating activities:
   Depreciation and amortization...........    7,081,992        5,683,495        4,796,871       4,966,873          4,035,725
   Gain on sale of assets..................       (3,112)               -                -               -                  -
   (Increase) decrease in accounts
    receivable.............................     (736,544)        (160,773)        (689,922)        381,578           (558,172)
   Decrease (increase) in inventory........      792,152       (2,525,113)         529,410      (1,550,078)            78,833
   (Increase) decrease in prepaid
    expenses and other assets..............       (7,530)         229,868         (284,647)         58,488             80,739
   Increase (decrease) in trade
    accounts payable.......................      332,278         (863,650)       1,879,457        (667,795)          (579,378)
   Increase (decrease) in bonuses
    payable................................      200,000          150,000           95,000        (299,135)          (300,000)
   Increase (decrease) in
    commissions payable....................      179,492          (32,928)          40,205         (79,109)           (16,118)
   Increase in bank overdraft..............            -                -                -               -            132,292
   Increase in other amortized
    expenses...............................      139,599          345,157          147,024         569,947            726,934
   Increase in deferred revenue............      763,417        1,493,278        1,758,445          86,423          1,242,266
                                              ------------    -------------      ----------      -----------      ------------
     Total adjustments.....................    8,741,744        4,319,334        8,271,843       3,467,192          4,843,121
                                              ------------    -------------      ----------      -----------      ------------
     Net cash provided by operating
      activities...........................    8,970,078        2,448,097        4,945,815       3,425,659          4,700,148
                                              ------------    -------------      ----------      -----------      ------------
Cash flows from investing activities:
 Purchase of equipment.....................  (10,452,406)     (12,073,253)      (9,832,505)     (5,511,685)        (5,721,101)
 Proceeds from sale of assets..............       11,095                -                -               -                  -
 Purchase of intangible assets.............            -                -          (55,300)              -                  -
                                              ------------    -------------      ----------      -----------      ------------
 Net cash used in investing activities.....  (10,441,311)     (12,073,253)      (9,887,805)     (5,511,685)        (5,721,101)
                                              ------------    -------------      ----------      -----------      ------------
Cash flows from financing activities:
 Capital contributions from partners.......             -                -       3,000,000               -                  -
 Issuance of subordinated debt.............             -        4,000,000       2,500,000               -                  -
 Borrowings under line of credit...........     4,950,000        9,595,000       5,205,000       4,000,000          3,150,000
 Payments on line of credit................    (3,350,000)      (3,975,000)     (5,300,000)     (1,900,000)        (2,100,000)
 Payments on other notes payable...........       (52,157)        (104,399)       (435,960)         (1,850)           (51,600)
                                              ------------    -------------      ----------      -----------      ------------
  Net cash provided by financing
   activities..............................     1,547,843        9,515,601       4,969,004       2,098,150            998,400
                                              ------------    -------------      ----------      -----------      ------------
 Net increase (decrease) in cash...........        76,610         (109,555)         27,014          12,124            (22,553)
Cash at beginning of year/period...........        22,553          132,108         105,094          99,163             22,553
                                              ------------    -------------      ----------      -----------      ------------
Cash at end of year/period.................  $     99,163    $      22,553     $   132,108      $  111,287      $           -
                                              ============    ==============     ==========      ===========      ============

Supplemental disclosure of cash flow information:
  Cash paid during the year for
   interest................................  $  1,050,456    $     616,952     $   396,219      $  802,208      $     594,486
                                              ============    =============      ==========      ===========     =============


                 See accompanying notes to financial statements

                               BROADCAST PARTNERS
                         NOTES TO FINANCIAL STATEMENTS

                         August 31, 1995, 1994, and 1993

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED
       MATTERS

       PARTNERSHIP OPERATIONS - Broadcast Partners (the Partnership) is a general partnership and was formed on September 14, 1990 by Farmland Industries, Inc.; Pioneer Hi-Bred International Communications Company, Inc.; and IAA
Communications Company (IAACC), pursuant to the provisions of the Delaware Uniform Partnership Act. The Partnership was formed for the purpose of developing and operating a broadcast information network system to deliver various information services, including information services to persons interested in agricultural production and marketing, and to market the services and products of such network system.

       The Partnership's records are maintained on the accrual basis of accounting. In accordance with the generally accepted method of presenting partnership financial statements, the financial statements do not include the assets and liabilities of the partners. No provision for income taxes has been made, as the liability for any such taxes is that of the partners rather than the Partnership.

       ACCOUNTS RECEIVABLE - An allowance for doubtful receivables is provided based upon current economic circumstances which reflect the ability of customers to meet their obligations. An allowance is also provided for sales returns based upon management's estimate of the number of future returns. Such estimate is based upon historical data and projections of future returns. Receivables are reflected in the balance sheets, net of such allowances. The Partnership's customers are billed annually or quarterly, are primarily located in the Midwest, and are generally in agriculture or related businesses.

       INVENTORY - Inventory is stated at the lower of cost (first in, first out) or market and is composed of receivers, satellite dishes, monitors, and other miscellaneous parts.

       PROPERTY AND EQUIPMENT - Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using straight-line methods over the estimated useful lives of the assets, as follows: equipment in service, 5-6 years; furniture and equipment, 5-7 years; and leasehold improvements, 5 years (the term of the lease).

       Repairs and maintenance are charged to expense as incurred, while major renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in income.

       INTANGIBLE ASSETS - The amortization periods for intangible assets are as follows:
                                                                         Years

       Subscriber lists.............................................    5 to 10
       Goodwill.....................................................   10 to 20
       Other........................................................   5 to   7

       DEFERRED REVENUES - Deferred revenues represent subscription fees received or billed in advance on subscription contracts. This revenue is being amortized on a straight-line basis over the life of the subscription agreement, which is generally a period of 12 months.

       UNAUDITED INTERIM FINANCIAL INFORMATION - The unaudited interim financial information as of March 31, 1996 and for the seven months ended March 31, 1996 and 1995, has been prepared on the same basis as the audited financial statements. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of this interim information. Operating results for the seven months ended March 31, 1996 are not necessarily indicative of the results that may be expected for the entire year ending August 31, 1996.

2.     PARTNERSHIP AGREEMENT

       The Partnership was formed on September 14, 1990. Each partner has made capital contributions of $5,000,000 or a total of $15,000,000 as of August 31, 1995. In addition, each partner has invested $2,166,666 in the form of subordinated debt (see note 5).

       The Partnership agreement establishes a Partnership steering committee, which is responsible for all matters relating to the management of the Partnership, and contains provisions governing additional capital contributions, capital distributions and limitations on the admittance of new partners or withdrawal of present partners, and various other matters.

       Pursuant to the terms of the Partnership agreement, profits and losses of the Partnership from operations are to be shared among the partners in proportion to their respective Partnership interest.

3.     RELATED PARTY TRANSACTIONS

       Accounts receivable include approximately $68,082 and $36,500 due from the general partners for sales orders made through the general partner's sales agents at August 31, 1995 and 1994, respectively.

       During the years ended August 31, 1995, 1994, and 1993, the Partnership made payments of approximately $376,000, $315,000, and $103,000, respectively, to the general partners for various expenses. During 1995, 1994, and 1993, the Company received net revenues of approximately $1,925,0000, $1,255,000 and $424,000 respectively, from the general partners and their affiliates in the form of subscription fees, initiation fees and other revenues.

4.     NOTES PAYABLE

Long-term debt at August 31, 1995 and 1994 consists of notes payable as follows:

                                                               1995               1994
                                                            -----------       -----------
Norwest Bank Iowa, N.A................................(A)   $13,475,000       $11,875,000
Other ...................................................        66,650           123,100
                                                            -----------       -----------
                                                             13,541,650        11,998,100
Less current installments ...............................        34,250            45,500
                                                            -----------       -----------
     Notes payable, excluding current installments ......   $13,507,400       $11,952,600
                                                            ===========       ===========

- ---------------------------

(A) At August 31, 1995, the Partnership had an available line of credit with Norwest Bank Iowa, N.A. (the Bank) for a maximum of $20,000,000. The line of credit is composed of a Fixed Rate Loan in the initial principal amount of $10,000,000 and a Variable Rate Loan. The aggregate principal of the Fixed Rate Loan and the Variable Rate Loan is limited to the $20,000,000 maximum. The Variable Rate Loan bears interest at a rate equal to the Bank's base interest rate and the Fixed Rate Loan bears interest at a rate per annum equal to the Bank's base interest rate minus one-half percent, adjusted annually in October. Both the Variable Rate Loan and the Fixed Rate Loan mature in full on December 31, 1997. Borrowings are secured by a first security interest in all personal property of the Partnership.

5.    SUBORDINATED DEBT

      Promissory notes were issued to the general partners in equal amounts totaling $6,500,000, or $2,166,666 to each general partner at August 31, 1995 and 1994. The notes are non-interest bearing until the first year after the Partnership earns at least one dollar in net income. At that time, the notes will bear interest at Libor Rate plus 1.75 percent (not to exceed 7 percent) determined October 1 of each fiscal year. The Partnership did not record any discount related to this note, due to the uncertainty as to the date that interest payments would be required. Interest begins accruing on these notes September 1, 1995 and is payable annual on October 1. The principal balance owed to each general partner is due in annual installments of $166,667 commencing October 1, 1998 until December 31, 2002, provided the Partnership meets certain financial covenants. If covenants are not met, no payment shall be made that year and the maturity date automatically extends until December 31, 2007, at which time the note and all interest is due. During the extension period, annual interest, as well as principal payments of $166,667 on each note must be paid. The Partnership must make simultaneous payments to each of the three note holders. The general partners may, under unanimous consent, agree that the indebtedness under the notes shall be converted to equity.

6.     401(K) PLAN

       On February 1, 1991, the partnership established the Broadcast Partners 401(k) Plan. Under the terms of the plan, employees can contribute up to 15 percent of their salary to the plan, and contributions up to 6 percent are matched 100 percent by the Partnership. Eligible employees are fully vested in their contributions at all times and vest in the Partnership contributions at a rate of 25 percent a year beginning after one year of service. Partnership contributions to the plan amounted to $140,848, $127,845, and $94,286 for the years ended August 31, 1995, 1994, and 1993, respectively.

7.     COMMITMENTS

       LEASE COMMITMENTs - The Partnership has entered into certain noncancelable operating leases, with terms generally from two to six years, for the use of office facilities, office equipment, and automobiles. At August 31, 1995, the Partnership is also obligated for a capital lease for computer equipment. The computer equipment is included in furniture and equipment and the associated liability of $118,689, is included in accounts payable on the accompanying balance sheet. The following is a schedule of future minimum lease payments under these leases:

Years ending August 31:                      Operating leases      Capital lease
- --------------------------------------       ----------------      -------------
1996 .................................             $446,872           $ 63,237
1997 .................................              394,300             63,237
1998 .................................              346,782              5,270
1999 .................................               31,540                  -
2000 .................................                    -                  -
Thereafter ...........................                    -                  -


     Rental expense under operating leases was approximately $359,500, $387,000, and $228,000 for the years ended August 31, 1995, 1994, and 1993, respectively.

     OTHER COMMITMENTS - The Partnership has entered into contracts for services related to its satellite transmissions. These commitments require monthly payments of approximately $17,500 until October 1, 1994. After that date, the payment is approximately $26,000 per month, increasing 3 percent each year until termination on March 1, 2001.

8.   SUBSEQUENT EVENTS (UNAUDITED)

     On May 3, 1996, the Partnership sold all its assets subject to all liabilities except notes payable and subordinated debt liabilities to Data Transmission Network Corporation for cash of approximately $44.5 million, a secured promissory note receivable of approximately $18.7 million and an agreement not to compete of $.3 million.

No person has been authorized to give any information or to make any representation not contained in this Prospectus in connection with the offer
made  by  this  Prospectus   and,  if  given  or  made,   such   information  or
representation should not be relied upon as having been authorized by the Company. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the securities offered hereby in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that information contained herein is correct as of any time subsequent to the date hereof.

                --------------------

                      TABLE OF CONTENTS

                                        Page

Prospectus Summary.....................   1
Risk Factors  ........................8
Recent Developments....................  10
Pro Forma Combined Financial Statements. 12
Business...............................  19
Management.............................  29
Selling Stockholders...................  30
Plan of Distribution...................  30
Description of Common Stock............  30
Available Information..................  31
Incorporation of Certain
  Information by Reference.............  32
Index to Financial Statements.......... F-1





                                 316,000 Shares




                                DATA TRANSMISSION
                                      WORK
                                   CORPORATION

                                  Common Stock





                                 ---------------
                                   PROSPECTUS











                                  June 4, 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale of Shares being registered. All amounts are estimates except the SEC registration fee and Nasdaq listing fee.

Registration Fee -- Securities and Exchange Commission                   $ 7,001
Nasdaq Stock Market Listing Fee                                          $ 6,320
Blue Sky Fees and Expenses                                               $ 1,000
Printing Expenses                                                        $     -
Legal Fees and Expenses                                                  $ 5,000
Accounting Fees and Expenses                                             $10,000
Transfer Agent Fees and Expenses                                         $ 1,000
Miscellaneous                                                            $ 3,000
                                                                      ----------
         Total                                                       $    33,321
                                                                      ==========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS

         The Certificate of Incorporation of the Company, as permitted by the laws of the State of Delaware, provides for the limitation of liability of directors with respect to monetary damages for breach of fiduciary duty. However, such certificate does not limit the liability of a director for breaching his duty of loyalty to the Company or its shareholders, for acts or omissions not in good faith, for engaging in intentional misconduct, under
Section 174 of the General Corporation Law of the State of Delaware pertaining to unlawful payment of dividends or unlawful stock purchase or redemption, or for any transaction from which the director derived an improper benefit.

Section 145 of the General Corporation Law of the State of Delaware permits indemnification of directors, officers, employees and agents of corporations under certain conditions and subject to certain limitations. The bylaws of the Company provide that the officers and directors of the Company shall be indemnified by the Company to the fullest extent permitted by the laws of Delaware, as amended from time to time.

The Company presently maintains insurance to protect itself and its directors and officers against certain liabilities, costs and expenses arising out of claims or suits against such directors and officers resulting from their service in such capacity.

Item 16. Exhibits

                                                                                                       Page
Number            Description                                                                         Number
- ------            --------------------------------------------------------------                      ------
 2.               Plan of acquisition
                  (This  document  is filed as an  exhibit  to the  Registrant's
                  Current Report on Form 8-K dated May 16, 1996.)

 4.(a)            Specimen copy of stock certificate
                  (This  document  is filed as an  exhibit  to the  Registrant's
                  Registration Statement on Form S-1 as filed November 4, 1988.)

    (b)           Certificate of Incorporation of Registrant
    (c)           By-Laws of Registrant
                  (These  documents  are filed as exhibits  to the  Registrant's
                  Registration Statement on Form S-1 as filed December 4, 1987.)

 5.               Opinion of counsel                                                                    II-5

23.(a)            Consent of Deloitte & Touche LLP                                                      II-6

    (b)           Consent of KPMG Peat Marwick LLP                                                      II-7

    (c)           Consent of Counsel (included in Exhibit 5.)

ITEM 17.  UNDERTAKINGS

         The Company has entered into indemnification agreements with each of its officers and directors which indemnity them from claims relating to events and occurrences involving officers and directors of the Company.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Omaha and the State of Nebraska on June 4, 1996.

                                          DATA TRANSMISSION NETWORK CORPORATION


                                            By:  /s/  Roger R. Brodersen
                                                ------------------------------
                                                Roger R. Brodersen
                                                Chief Executive Officer